FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Notice of Convocation of the 110th Annual General Meeting of Shareholders
2.	(English Translation) Matters available on the website in relation to the Notice of Convocation of the 110th Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 2, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail. Please note that certain portions of this document applicable to domestic voting procedures may not be applicable to shareholders outside Japan.

NOMURA

Notice of Convocation of the 110th Annual General Meeting of Shareholders

Nomura Holdings, Inc.

To Our Shareholders

I would like to take this opportunity to thank all of our shareholders for the ongoing support.

In the fiscal year ended March 31, 2014, the global economy showed firm movement toward a recovery centered on the industrialized countries including Japan. In this environment and under our basic philosophy of “placing our clients at the heart of everything we do,” we set a goal of achieving earnings per share (EPS) of 50 yen by the fiscal year ending March 31, 2016, which will mark our 90th anniversary.

We advanced various initiatives toward achieving this management goal. To begin with, in our domestic business we focused on further intensifying consulting sales to expand the business base.

We also implemented measures to improve profitability, especially overseas. In addition to concentrating management resources on businesses where we can manifest our strengths and lowering the break-even point, we enhanced cross-regional and cross-business cooperation in securing cross-border and other large projects.

As a result of these efforts, in the fiscal year ended March 31, 2014, the Group’s net revenue totaled 1,557.1 billion yen, income before income taxes amounted to 361.6 billion yen, and net income came to 213.6 billion yen. Income before income taxes and net income recorded their highest levels since the fiscal year ended March 31, 2006.

This resulted in an EPS of 55.8 yen (after dilution), achieving the 50 yen goal two years ahead of schedule. The entire Group will continue striving to achieve 100 trillion yen in assets under management, profitability in all regions and businesses, and continuous reform of our domestic business model.

In the distribution of dividends to shareholders, we have set an annual dividend of 17 yen per share based on our dividend policy. We also decided to buy back our shares to return profits to shareholders.

As Asia’s global investment bank, the Nomura Group will continue to provide high value-added solutions to clients in Japan and overseas, and to contribute to economic growth and social development.

Thank you very much for your continued support.

May 2014

Koji Nagai

Director, Representative Executive Officer and Group CEO

Nomura Holdings, Inc.

(Securities Code: 8604)
May 30, 2014

To: Shareholders of Nomura Holdings, Inc.

Koji Nagai
Director and Representative Executive Officer Group CEO
Nomura Holdings, Inc.
1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Convocation of the Annual General Meeting of Shareholders

Dear Shareholder,

I would like to take this opportunity to thank you, our shareholder, for your support of Nomura Holdings, Inc. (the “Company”). As the 110th Annual General Meeting of Shareholders will be held as described below, you are respectfully requested to attend the meeting and bring the enclosed proxy card.

Details

1.	Date and Time:	10:00 a.m. on Wednesday, June 25, 2014 (JST)

2.	Place:	Hotel Okura Tokyo, Heian Room (Main Building, first floor)
2-10-4 Toranomon, Minato-ku, Tokyo, JAPAN

3.	Agenda for the Meeting:

Matters to be Reported:

	1.	Report on the content of the business report and the consolidated financial statements and report on the results of the audits of the consolidated financial statements performed by the accounting auditor and the Audit Committee for the fiscal year ended March 31, 2014 (covering the period from April 1, 2013 to March 31, 2014).

	2.	Report on the unconsolidated financial statements for the fiscal year ended March 31, 2014 (covering the period from April 1, 2013 to March 31, 2014).

Matters to be Resolved:

	Proposal:	Appointment of Eleven Directors

Matters regarding the exercise of voting rights:

If you exercise your voting rights through a proxy, only one proxy per shareholder will be permitted and such proxy must be a shareholder who holds voting rights at this General Meeting of Shareholders. Please also submit documentation evidencing the necessary power of attorney along with the proxy card.

End.

Notes:

The following matters have been posted on the Company’s website (http://www.nomuraholdings.com/investor/shm/) and are therefore omitted from the materials annexed to this Notice of Convocation pursuant to relevant laws and Article 25 of the Company’s Articles of Incorporation:

1.	The following section of the business report: VII. Basic Policy Regarding the Status of Persons with Control over Decisions Concerning the Company’s Financial and Business Policies;

2.	The notes to the consolidated financial statements; and

3.	The notes to the unconsolidated financial statements.

In the event of any subsequent revisions to the reference materials for the general meeting of shareholders, the business report, the consolidated financial statements, the unconsolidated financial statements or other materials annexed to this Notice of Convocation, there will be a posting on the Company’s website indicated above.

Regarding the Payment of the Dividend Distribution of the 110th Fiscal Year Surplus

At the Meeting of the Board of Directors of the Company held on April 30, 2014, a resolution was adopted for the payment, beginning on June 2, 2014, of the 9 yen per share year-end dividend distribution of the 110th fiscal year surplus.

Reference Materials for the General Meeting of Shareholders

Proposal and Reference Matters

Proposal: Appointment of Eleven Directors

As of the conclusion of this General Meeting, the term of office of all eleven Directors will expire. Therefore, based on the decision of the Nomination Committee, the Company requests the appointment of eleven Directors. Of the eleven nominees, six are Outside Director nominees, and the two Director nominees who will concurrently serve as Executive Officers are Koji Nagai and Atsushi Yoshikawa.

The nominees are as follows:

1. Nobuyuki Koga (Aug. 22, 1950) Chairman of the Board of Directors Chairman of the Nomination Committee Chairman of the Compensation Committee	[Non-Executive Director] [Reappointment] Number of shares held: 165,453 shares of common stock
	Apr. 1974	Joined the Company
	Jun. 1995	Director of the Company
	Apr. 1999	Managing Director of the Company
	Jun. 2000	Director and Deputy President of the Company
	Oct. 2001	Director and Deputy President of the Company (concurrently Director and Deputy President of Nomura Securities Co., Ltd.)
	Apr. 2003	Director and President of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
	Jun. 2003	Director, President & CEO of the Company (concurrently Director and Executive Officer and President of Nomura Securities Co., Ltd.)
	Apr. 2008	Director and Representative Executive Officer of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.)
	Jun. 2008	Director and Chairman of Nomura Securities Co., Ltd.
	Jun. 2011	Director and Chairman of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.) (Current)

(Significant concurrent positions)

Director and Chairman of Nomura Securities Co., Ltd.

Representative Director and President of Kanagawa Kaihatsu Kanko Ltd.

•       Mr. Koga does not concurrently serve as an Executive Officer and is a Non-Executive Director.

Note 1:	In October 2001, the Company reorganized and became a holding company, changed the company name from, “The Nomura Securities Co., Ltd.” to “Nomura Holdings, Inc.” and Nomura Securities Co., Ltd, the subsidiary newly established by the company divestiture, succeeded the securities company operations. With regard to biographical information based on the Company prior to October 2001, the references are to positions and responsibilities at The Nomura Securities Co., Ltd.

Note 2:	In June 2003, the Company changed from a company with accounting auditors to a company with committees, which is a corporate governance structure that separates management’s oversight functions from business execution functions. As the execution of the business of the Company, which is a company with committees, is performed by Executive Officers, Directors who do not concurrently serve as Executive Officers (Non-Executive Directors) do not perform such a function.

2. Koji Nagai (Jan. 25, 1959)	[Will concurrently serve as an Executive Officer] [Reappointment] Number of shares held: 111,500 shares of common stock
Director Representative Executive Officer Group CEO	Apr. 1981	Joined the Company
	Apr. 2003	Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
	Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
	Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
	Apr. 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
	Apr. 2012	Senior Managing Director of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
	Aug. 2012	Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
	Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.) (Current)
(Significant concurrent positions) Director and President of Nomura Securities Co., Ltd.
3. Atsushi Yoshikawa (Apr. 7, 1954)	[Will concurrently serve as an Executive Officer] [Reappointment] Number of shares held: 148,520 shares of common stock
Director Representative Executive Officer Group COO	Apr. 1978	Joined the Company
	Jun. 2000	Director of the Company
	Oct. 2001	Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
	Apr. 2004	Senior Managing Director of the Company (concurrently Executive Managing Director of Nomura Asset Management Co., Ltd.)
	Apr. 2005	Senior Managing Director of the Company (concurrently Executive Vice President of Nomura Asset Management Co., Ltd.)
	Apr. 2006	Executive Vice President of Nomura Asset Management Co., Ltd.
	Apr. 2008	Director and President of Nomura Asset Management Co., Ltd.
	Oct. 2008	Executive Managing Director of the Company (concurrently Director, President & CEO of Nomura Asset Management Co., Ltd.)
	Jun. 2011	Executive Vice President of the Company (concurrently CEO and President of Nomura Holding America Inc.)
	Oct. 2011	Executive Vice President of the Company (concurrently CEO and President of Nomura Holding America Inc. and Chairman and CEO of Nomura Securities International, Inc.)
	Aug. 2012	Representative Executive Officer & Group COO of the Company
	Jun. 2013	Director, Representative Executive Officer & Group COO of the Company
	Apr. 2014	Director, Representative Executive Officer & Group COO of the Company (concurrently Director and Representative Executive Officer of Nomura Securities Co., Ltd.) (Current)
(Significant concurrent positions) Director and Representative Executive Officer of Nomura Securities Co., Ltd. Chairman of Nomura Holding America Inc.

4. Hiroyuki Suzuki (Feb. 3, 1959)	[Non-Executive Director] [Reappointment] Number of shares held: 75,400 shares of common stock
Director Member of the Audit Committee	Apr. 1982	Joined the Company
	Apr. 2005	Senior Managing Director of Nomura Securities Co., Ltd.
	Oct. 2008	Senior Managing Director of the Company
	Dec. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
	Apr. 2009	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
	Jun. 2010	Senior Corporate Managing Director of the Company (concurrently Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
	Apr. 2011	Senior Corporate Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.)
	Apr. 2013	Advisor of the Company
	Jun. 2013	Director of the Company (Current)

(Significant concurrent positions)

Outside Director of The Nomura Trust and Banking Co., Ltd.

Outside Director of Nomura Asset Management Co., Ltd.

•         Mr. Suzuki does not concurrently serve as an Executive Officer and is a Non-Executive Director.

5. David Benson (Feb. 9, 1951)	[Non-Executive Director] [Reappointment] Number of shares held: 0 shares of common stock
Director	Feb. 1997	Joined Nomura International plc
	Jul. 1999	Head of Risk Management, Nomura International plc
	Mar. 2005	Chief Operating Officer (“COO”) of Nomura International plc
	Aug. 2007	Resigned from Nomura International plc
	Nov. 2008	Chief Risk Officer (“CRO”), Senior Managing Director of the Company
	Jan. 2011	Senior Managing Director of the Company, Vice Chairman, Risk and Regulatory Affairs
	Apr. 2011	Vice Chairman of the Company (Senior Managing Director)
	Jun. 2011	Director of the Company (Current)

(Significant concurrent positions)

Director of Nomura Europe Holdings plc

Director of Nomura International plc

•       Mr. Benson does not concurrently serve as an Executive Officer and is a Non-Executive Director.

Outside Director Nominees (Nominee Numbers 6 to 11)

All six Outside Director nominees satisfy the Independence Criteria established by the Company. Further, the Company has designated all Outside Director nominees as Independent Directors (an outside director who does not have any danger of having conflicts of interest with general shareholders in accordance with the rules of the Tokyo Stock Exchange, Inc.).

Reference: Independence Criteria for Outside Directors of Nomura Holdings, Inc.

Outside Directors of Nomura Holdings, Inc. (the “Company”) shall satisfy the requirements set forth below to maintain their independence from the Nomura Group.

1.	The person, currently, or within the last three years, shall not correspond to a person listed below.

(1)	Person Related to the Company

A person satisfying any of the following requirements shall be considered a Person Related to the Company:

•	Executive (*1) of another company where any Executive of the Company serves as a director or officer of that company;

•	Major shareholder of the Company (directly or indirectly holding more than 10% of the voting rights) or Executive of such major shareholder; or

•	Partner of the Company’s accounting auditor or employee of such firm who works on the Company’s audit.

(2)	Executive of a Major Lender (*2) of the Company.

(3)	Executive of a Major Business Partner (*3) of the Company (including Partners, etc.).

(4)	A person receiving compensation from the Nomura Group of more than 10 million yen per year, excluding director/officer compensation.

(5)	A person executing the business of an institution receiving more than a Certain Amount of Donation (*4) from the Company.

2.	The person’s spouse, relatives within the second degree of kinship or anyone who lives with the person shall not correspond to a person listed below (excluding persons in unimportant positions):

(1)	Executive of the Nomura Group; or

(2)	A person identified in any of subsections (1) ~ (5) in Section 1 above.

(Notes)

*1:	Executive shall mean Executive Directors (gyoumu shikkou torishimariyaku), Executive Officers (shikkouyaku) and important employees (jyuuyou na shiyounin), including Senior Managing Directors (shikkouyakuin), etc.

*2:	Major Lender shall mean a lender from whom the Company borrows an amount equal to or greater than 2% of the consolidated total assets of the Company.

*3:	Major Business Partner shall mean a business partner whose transactions with the Company exceed 2% of such business partner’s consolidated gross revenues in the last completed fiscal year.

*4:	Certain Amount of Donation shall mean a donation that exceeds 10 million yen per year that is greater than 2% of the donee institution’s gross revenues or ordinary income.

End.

6. Masahiro Sakane (Jan. 7, 1941)	[Outside Director, Independent Director] [Reappointment] Number of shares held: 30,000 shares of common stock
Outside Director Member of the Nomination Committee Member of the Compensation Committee Number of years in office: 6 years Attendance at Meetings of the Board of Directors: 10/10	Apr. 1963	Joined Komatsu Ltd.
	Jun. 2001	Representative Director and President of Komatsu Ltd.
	Jun. 2003	Representative Director and President & CEO of Komatsu Ltd.
	Jun. 2007	Representative Director and Chairman of Komatsu Ltd.
	Jun. 2008	Outside Director of the Company (Current)
	Jun. 2010	Director and Chairman of Komatsu Ltd.
	Apr. 2013	Director and Councilor of Komatsu Ltd.
	Jun. 2013	Councilor of Komatsu Ltd. (Current)

(Significant concurrent positions)

Councilor of Komatsu Ltd.

Outside Director of Tokyo Electron Limited

Outside Director of Asahi Glass Co., Ltd.

Outside Director of Takeda Pharmaceutical Company Limited (to be appointed)

Outside Director of Nomura Securities Co., Ltd.

(Reasons for appointment as Outside Director)

Mr. Sakane has extensive experience with respect to management. Including the holding in the past of a number of significant positions, including Representative Director and President of Komatsu Ltd. and Vice Chairman of Nippon Keidanren (Japan Business Federation), his achievements and insights have been evaluated highly both within and outside of the Company. The Company would like to request his reappointment as Outside Director with the expectation that he will continue to apply his extensive experience and high level of independence to perform a full role in determining important managerial matters and overseeing the business execution of the Company, etc. Mr. Sakane attended all 3 meetings of the Nomination Committee and all 3 meetings of the Compensation Committee held during the 110th fiscal year.

7. Takao Kusakari (Mar. 13, 1940)	[Outside Director, Independent Director] [Reappointment] Number of shares held: 0 shares of common stock
Outside Director Member of the Nomination Committee Member of the Compensation Committee Number of years in office: 3 years Attendance at Meetings of the Board of Directors: 10/10	Apr. 1964	Joined Nippon Yusen Kabushiki Kaisha (NYK Line)
	Aug. 1999	President of NYK Line
	Apr. 2002	President, Corporate Officer of NYK Line
	Apr. 2004	Chairman, Corporate Officer of NYK Line
	Apr. 2006	Chairman, Chairman Corporate Officer of NYK Line
	Apr. 2009	Director and Corporate Advisor of NYK Line
	Jun. 2010	Corporate Advisor of NYK Line (Current)
	Jun. 2011	Outside Director of the Company (Current)

(Significant concurrent positions)

Corporate Advisor of NYK Line

Outside Director of Nomura Securities Co., Ltd.

(Reasons for appointment as Outside Director)

Mr. Kusakari has extensive experience with respect to management. Including the holding in the past of a number of significant positions, including President of NYK Line and Vice Chairman of Nippon Keidanren (Japan Business Federation), his achievements and insights have been evaluated highly both within and outside of the Company. The Company would like to request his reappointment as Outside Director with the expectation that he will continue to apply his extensive experience and high level of independence to perform a full role in determining important managerial matters and overseeing the business execution of the Company, etc. Mr. Kusakari attended 1 meeting of the Nomination Committee and 2 meetings of the Compensation Committee constituting all meetings of the Nomination Committee and Compensation Committee held after his appointment as a member of the Nomination Committee and Compensation Committee.

8. Tsuguoki Fujinuma (Nov. 21, 1944)	[Outside Director, Independent Director] [Reappointment] Number of shares held: 27,500 shares of common stock
Outside Director Chairman of the Audit Committee Number of years in office: 6 years Attendance at Meetings of the Board of Directors: 10/10	Apr. 1969	Joined Horie Morita Accounting Firm
	Jun. 1970	Joined Arthur & Young Accounting Firm
	Nov. 1974	Registered as a Certified Public Accountant
	May 1991	Managing Partner of Asahi Shinwa Accounting Firm
	Jun. 1993	Managing Partner of Ota Showa & Co. (Ernst & Young ShinNihon (currently, Ernst & Young ShinNihon LLC))
	May 2000	President of the International Federation of Accountants
	Jul. 2004	Chairman and President of the Japanese Institute of Certified Public Accountants
	Jun. 2007	Retired from Ernst & Young ShinNihon
	Jul. 2007	Advisor of the Japanese Institute of Certified Public Accountants (Current)
	Jun. 2008	Outside Director of the Company (Current)

(Significant concurrent positions)

Outside Statutory Auditor of Sumitomo Corporation

Outside Statutory Auditor of Takeda Pharmaceutical Company Limited

Outside Director of Sumitomo Life Insurance Company

Outside Statutory Auditor of Seven & i Holdings Co., Ltd.

Outside Director of Nomura Securities Co., Ltd.

(Reasons for appointment as Outside Director)

Mr. Fujinuma is well versed in international accounting systems and has a high degree of expertise corresponding to a Sarbanes-Oxley Act of 2002 financial expert. Including the holding in the past of a number of significant positions, including the President of the International Federation of Accountants, the Chairman and President of the Japanese Institute of Certified Public Accountants and Trustee of the International Accounting Standards Committee Foundation, his achievements and insights have been evaluated highly both within and outside of the Company. The Company would like to request his reappointment as Outside Director, with the expectation that he will continue to apply his extensive experience and his high degree of expertise and independence to perform a full role in determining important managerial matters and overseeing the business execution of the Company, etc. Mr. Fujinuma attended all 18 meetings of the Audit Committee held during the 110th fiscal year.

(Supplementary note regarding independence)

Mr. Fujinuma was, in the past, a managing partner of Ernst & Young ShinNihon LLC (“E&Y”), the current corporate auditor of the Company. 7 years have passed since his departure from E&Y, and he has had no involvement whatsoever in the management or the financial policy of that firm since then, and he was never involved in an accounting audit of the Company. The Company has determined that the aforementioned facts regarding Mr. Fujinuma’s past position at E&Y do not compromise his independence as an Outside Director.

In addition to satisfying the Company’s Independence Criteria for Outside Directors and requirements for Independent Directors as established by the Tokyo Stock Exchange, Mr. Fujinuma also satisfies independence requirements for an audit committee member of the Company as established by the New York Stock Exchange.

9. Toshinori Kanemoto (Aug. 24, 1945)	[Outside Director, Independent Director] [Reappointment] Number of shares held: 0 shares of common stock
Outside Director Member of the Audit Committee Number of years in office: 3 years Attendance at Meetings of the Board of Directors: 10/10	Apr. 1968	Joined National Police Agency
	Apr. 1992	Kumamoto Prefecture Police Headquarters, Director-General
	Aug. 1995	Director General of the International Affairs Department, National Police Agency
	Oct. 1996	President of ICPO-INTERPOL
	Aug. 2000	President, National Police Academy
	Apr. 2001	Director of Cabinet Intelligence, Cabinet Secretariat, Government of Japan
	Jan. 2007	Registered as Attorney-at-Law (Dai-ichi Tokyo Bar Association)
	Feb. 2007	Of-Counsel, City-Yuwa Partners (Current)
	Jun. 2011	Outside Director of the Company (Current)

(Significant concurrent positions)

Of-Counsel, City-Yuwa Partners

Outside Statutory Auditor of JX Holdings, Inc.

Outside Director of Nomura Securities Co., Ltd.

(Reasons for appointment as Outside Director)

Mr. Kanemoto has held a number of significant positions, including Director General of International Affairs at the National Police Agency, President of ICPO-INTERPOL and Director of Cabinet Intelligence in Japan. Mr. Kanemoto is currently active as an attorney with sophisticated expertise in his field and his achievements and insights have been evaluated highly both within and outside of the Company. The Company would like to request his reappointment as Outside Director with the expectation that he will continue to apply his extensive experience and high level of independence to perform a full role in determining important managerial matters and overseeing the business execution of the Company, etc. Mr. Kanemoto attended 2 meetings of the Nomination Committee and 1 meeting of the Compensation Committee constituting all meetings of the Nomination Committee and Compensation Committee held prior to his resignation as a member of the Nomination Committee and Compensation Committee, and all 13 meetings of the Audit Committee held after his appointment as a member of the Audit Committee.

10. Dame Clara Furse (Sept. 16, 1957)	[Outside Director, Independent Director] [Reappointment] Number of shares held: 0 shares of common stock
Outside Director Number of years in office: 4 years Attendance at Meetings of the Board of Directors: 9/10	Feb. 1983	Joined Phillips & Drew (currently UBS)
	Jun. 1990	Non-Executive Director of the London International Financial Futures Exchange (“LIFFE”)
	Jun. 1997	Deputy Chairman of LIFFE
	May 1998	Group Chief Executive of Credit Lyonnais Rouse
	Jan. 2001	Chief Executive of the London Stock Exchange Group
	Jun. 2010	Outside Director of the Company (Current)
	Apr. 2013	External Member of the Bank of England’s Financial Policy Committee (Current)

(Significant concurrent positions)

Non-Executive Director of Amadeus IT Holding, S.A.

Non-Executive Director of the UK Department for Work and Pensions

External Member of the Bank of England’s Financial Policy Committee

(Reasons for appointment as Outside Director)

Dame Clara Furse has extensive experience with respect to financial businesses. She has held a number of significant positions, including Chief Executive of the London Stock Exchange Group, and in 2008 she was also made Dame Commander of the Order of the British Empire. Her achievements and insights have been evaluated highly both within and outside of the Company. The Company would like to request her reappointment as Outside Director with the expectation that she will continue to apply her global and extensive experience and her high level of independence to perform a full role in determining important managerial matters and overseeing the business execution of the Company, etc.

11. Michael Lim Choo San (Sept. 10, 1946)	[Outside Director, Independent Director] [Reappointment] Number of shares held: 0 shares of common stock
Outside Director Number of years in office: 3 years Attendance at Meetings of the Board of Directors: 10/10	Aug. 1972	Joined Price Waterhouse, Singapore
	Jan. 1992	Managing Partner of Price Waterhouse, Singapore
	Oct. 1998	Member of the Singapore Public Service Commission (Current)
	Jul. 1999	Executive Chairman of PricewaterhouseCoopers, Singapore
	Sept. 2002	Chairman of the Land Transport Authority of Singapore (Current)
	Jun. 2011	Outside Director of the Company (Current)
	Nov. 2011	Chairman of the Accounting Standards Council, Singapore (Current)
	Apr. 2013	Chairman of the Singapore Accountancy Commission (Current)

(Significant concurrent positions)

Chairman of the Land Transport Authority of Singapore

Independent Director of Olam International Limited

Director of Nomura Asia Holding N.V.

Non-Executive Chairman of Nomura Singapore Ltd.

(Reasons for appointment as Outside Director)

Mr. Lim is well versed in international accounting systems and has held a number of significant positions, including Executive Chairman of PricewaterhouseCoopers (Singapore) and a number of public service related roles in Singapore, and was also awarded with national honors by the Government of Singapore three times between 1998 and 2010. His achievements and insights have been evaluated highly both within and outside of the Company. The Company would like to request his reappointment as Outside Director, with the expectation that he will continue to apply his global and extensive experience and his high degree of expertise and independence to perform a full role in determining important managerial matters and overseeing the business execution of the Company, etc.

Note 3:	There are no particular conflicts of interest between the Company and each of the 11 nominees.

Note 4:	The Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages (limitation of liability agreements) with each of the following Outside Director nominees: Mr. Masahiro Sakane, Mr. Takao Kusakari, Mr. Tsuguoki Fujinuma, Mr. Toshinori Kanemoto, Dame Clara Furse, and Mr. Michael Lim Choo San. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater. In the event that the re-appointment of each candidate is approved, the Company is planning to maintain the limitation of liability agreements stated above.

Note 5:	In August 2012, Nomura Securities Co., Ltd., a subsidiary of the Company, with respect to, among other issues, flaws recognized in connection with the management of entity-related information for public stock offerings, received a business improvement order from Japan’s Financial Services Agency. With respect to the improvement measures, including the review of the internal and external communication methods with respect to corporate-related information and the information management structure, Nomura Securities Co., Ltd. has implemented all of such measures and policies as of the end of December 2012. Outside Director nominees Mr. Masahiro Sakane, Mr. Takao Kusakari, Mr. Tsuguoki Fujinuma and Mr. Toshinori Kanemoto, who concurrently serve as Outside Directors of Nomura Securities Co., Ltd., have made statements, from the perspective of compliance with laws and regulations, and have made various suggestions regarding the development of improvement measures and efforts to implement such measures.

Note 6:	Outside Director nominee Mr. Takao Kusakari served as a Director at NYK Line until June 2010. In March 2014, NYK Line, with respect to particular international ocean shipping services for automobiles conducted between January 2008 and September 2012, received cease and desist orders and surcharge payment orders based on the Antimonopoly Act from the Japan Fair Trade Commission.

Reference

The structure below is planned for the Nomination Committee, Compensation Committee and Audit Committee after the conclusion of this Annual Meeting of Shareholders:

Nomination Committee: Nobuyuki Koga (chairman), Masahiro Sakane and Takao Kusakari

Compensation Committee: Nobuyuki Koga (chairman), Masahiro Sakane and Takao Kusakari

Audit Committee: Tsuguoki Fujinuma (chairman), Toshinori Kanemoto and Hiroyuki Suzuki

[English Translation]

(Attachments to Notice of Convocation of the Annual General Meeting of Shareholders)

Report for the 110th Fiscal Year

From April 1, 2013 to March 31, 2014

I.	Current State of Nomura Group

1.	Fundamental Management Policy and Structure of Business Operations

(1) Fundamental Management Policy

Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including shareholders and clients.

As “Asia’s global investment bank,” Nomura will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, Nomura will continue to contribute to economic growth and development of society.

To enhance its corporate value, Nomura emphasizes earnings per share (EPS) as a management index and will seek to maintain sustained improvement in this index.

(2) Structure of Business Operations

Nomura Group’s business is managed and executed mainly through globally organized business divisions each with a unified strategy, rather than through individual companies. We are organized into three divisions (Retail Division, Asset Management Division, and Wholesale Division). We will strive to maximize the collective strength of the Nomura Group by achieving a higher level of specialization and business promotion and expansion in each division, and by strengthening collaboration across regions and divisions.

2.	Progress and Results of the Nomura Group’s Business Activities

(1)	Summary

Looking back at the global economy during the fiscal year ended March 31, 2014, in the United States household balance sheet adjustments were largely completed and there were signs of economic recovery centered on private consumption. In Europe as well, while some countries require structural adjustments, the worst period was over. Overall, the economies of the industrialized nations were firm. On the other hand, in China the growth rate slowed due partly to stronger regulations over shadow banking, a tight labor market, and reduced public investment by regional governments. In addition, there are factors which make the future unclear especially for emerging economies with the Ukraine problem that emerged from late 2013 and other issues.

Under these conditions, in Japan with the economic policy (Abenomics) advanced by the Abe administration, the foreign exchange rate trend shifted toward a depreciation of the yen, and share prices rose sharply on the consequent improvement in corporate earnings. Furthermore, the September 2013 decision to hold the 2020 Olympics and Paralympics in Tokyo, combined with other developments, had a positive effect on the real economy through improved business and consumer sentiment. As a result, the Japanese economy is on a recovery trend with improvements in private consumption and other areas. Reflecting these developments, the Tokyo Stock Price Index (TOPIX) rose from 1,000 points at the beginning of the fiscal year to 1,276 points in May. The index temporarily weakened during the summer, but recovered to 1,306 points around the end of 2013 and beginning of 2014, and ended the fiscal year at 1,202 points. In the US dollar-yen exchange rate, the depreciation of the yen continued with the rate rising from the 93 yen range at the beginning of the fiscal year to the 105 yen range at the end of 2013, with the rate in the 103 yen range at the end of the fiscal year.

With respect to financial regulations, the introduction of Basel III (Capital requirement regulations for financial institutions) has begun in Japan and other widespread regulatory reforms aimed at tightening supervision of domestic and foreign financial institutions are being implemented in a phased manner. Financial regulations will continue to require a careful response.

Amid this environment and under the basic philosophy of “placing our clients at the heart of everything we do,” we strove to provide clients with high value-added products and services, worked to strengthen ties among regions and businesses, and made efforts to expand revenues. As a result of these efforts, we posted net revenue of 1,557.1 billion yen for the fiscal year ended March 31, 2014, a 14% decrease from the previous fiscal year when Nomura Real Estate Holdings, Inc. was a consolidated subsidiary. Non-interest expenses decreased 24% to 1,195.5 billion yen, income before income taxes was 361.6 billion yen, and net income attributable to the shareholders of Nomura Holdings, Inc. was 213.6 billion yen, the second highest level (after the record high posted for the fiscal year ended March 31, 2006) since we introduced US GAAP in the fiscal year ended March 31, 2002. Return on equity (ROE) rose 4 percentage points from 4.9% in the prior fiscal year to 8.9%. EPS(1) for this fiscal year was 55.8 yen.

We have decided to pay a dividend of 9 yen per share to shareholders of record as of March 31, 2014. As a result, the total annual dividend will be 17 yen per share.

(Note):

1.	Diluted net income attributable to Nomura Holdings’ shareholders per share.

Consolidated Financial Results

	Billions of yen		% Change
	For the year ended
	March 31, 2013 (A)	March 31, 2014 (B)	(B-A)/(A)
Net revenue	1,813.6	1,557.1	(14.1)
Non-interest expenses	1,575.9	1,195.5	(24.1)

Income (loss) before income taxes	237.7	361.6	52.1
Income tax expense	132.0	145.2	9.9

Net income (loss)	105.7	216.4	104.8

Less: Net income (loss) attributable to noncontrolling interests	(1.5)	2.9	—

Net income (loss) attributable to NHI shareholders	107.2	213.6	99.2

Return on shareholders’ equity	4.9%	8.9%	—

(2)	Segment Information

We report our operations and business results by reporting segment that corresponds to the following three divisions: Retail, Asset Management and Wholesale.

Business Segment Results

	Billions of yen		% Change
	For the year ended
	March 31, 2013 (A)	March 31, 2014 (B)	(B-A)/(A)
Net revenue	1,775.9	1,546.3	(12.9)
Non-interest expenses	1,575.9	1,195.5	(24.1)

Income (loss) before income taxes	200.0	350.9	75.4

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2014 was 1,546.3 billion yen, a decrease of 12.9% from the previous year. Non-interest expenses for the fiscal year ended March 31, 2014 decreased by 24.1% from the previous year to 1,195.5 billion yen. Income before income taxes was 350.9 billion yen for the fiscal year ended March 31, 2014, up 75.4% from the previous year.

Operating Results of Retail

	Billions of yen		% Change
	For the year ended
	March 31, 2013 (A)	March 31, 2014 (B)	(B-A)/(A)
Net revenue	397.9	511.9	28.6
Non-interest expenses	297.3	319.9	7.6

Income (loss) before income taxes	100.6	192.0	90.8

Net revenue increased by 28.6% from the previous fiscal year to 511.9 billion yen, primarily due to increased brokerage commissions. Non-interest expenses increased by 7.6% to 319.9 billion yen. As a result, income before income taxes increased by 90.8% to 192.0 billion yen, and the division achieved an increase in both revenue and income.

In the Retail Division, we continued consulting-oriented sales activities to accurately respond to the investment needs of individual customers toward becoming a securities company that is trusted by clients. For the Nippon Individual Savings Accounts (NISA) system introduced from 2014 which provides tax exemptions for gains on small investments, we held about 2,200 seminars prior to the system’s introduction and made other efforts so that a greater number of clients will make use of NISA. As a result, total retail client assets under management increased to 91.7 trillion yen from 83.8 trillion yen at the end of the previous fiscal year to post a new record. The number of client accounts also increased by 119,000 from the end of the previous fiscal year to 5.14 million, so the business base is steadily expanding.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended
	March 31, 2013 (A)	March 31, 2014 (B)	(B-A)/(A)
Net revenue	68.9	80.5	16.7
Non-interest expenses	47.8	53.4	11.7

Income (loss) before income taxes	21.2	27.1	28.1

Net revenue increased by 16.7% from the previous fiscal year to 80.5 billion yen, in part due to increased assets under management. Non-interest expenses increased by 11.7% to 53.4 billion yen. As a result, income before income taxes increased by 28.1% to 27.1 billion yen, and the division achieved an increase in both revenue and income.

In the investment trust business, assets under management increased with an influx of funds mostly for stock investment trusts and the improved market environment. In particular, funds focused on infrastructure-related companies and Japanese stock funds contributed to increasing assets under management. We also focused on products, seminars and web contents that promote the spread of the NISA system. In the investment advisory business, there was an increase in mandates from overseas clients, mostly for Japanese stocks and foreign bonds. As a result, assets under management as of March 31, 2014 increased by 2.9 trillion yen from the end of the previous fiscal year to 30.8 trillion yen.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended
	March 31, 2013 (A)	March 31, 2014 (B)	(B-A)/(A)
Net revenue	644.9	765.1	18.6
Non-interest expenses	573.2	653.3	14.0

Income (loss) before income taxes	71.7	111.8	56.0

The Wholesale Division consists of the two businesses Global Markets which is engaged in financial products trading, sales and composition, and Investment Banking which conducts the investment banking business.

Net revenue increased by 18.6% from the previous year to 765.1 billion yen. The first quarter net revenue was mainly driven by Japan, where a market rally continued from the previous year. From the second quarter net revenue declined in Japan, but international net revenue started to pick up, enabling the Wholesale Division to post an increase in net revenue for the full fiscal year. Non-interest expenses also increased by 14% to 653.3 billion yen, largely because of the depreciation of the yen, but this increase in expenses was limited by the successful cost reduction efforts to date. As a result, earnings before income taxes rose by 56% to 111.8 billion yen and this fiscal year the Wholesale Division enjoyed increases in both revenue and income for the second consecutive year.

Global Markets

Global Markets also achieved increases in both revenue and income compared with the previous fiscal year. The Fixed Income-related business was affected by an uncertain market environment caused by the tapering of the Fed’s quantitative easing policies in the U.S. and heightened geopolitical tensions surrounding Syria and Ukraine. Net revenue in Equity-related business increased substantially from the previous fiscal year mainly due to the global economic recovery and robust stock markets, especially in Japan with active primary offerings on the back of the economic policies under the Abe administration. Following integration of the Fixed Income and Equities businesses in December 2012, significant synergies were realized in both expanding revenues and improving business efficiencies by quickly providing services and products that meet client needs while responding flexibly to the rapidly changing market environment.

Investment Banking

In Investment Banking, while the M&A market overall was somewhat subdued, revenues increased overall as domestic and overseas fund raising and large-scale IPOs grew active with the positive tone of stock markets. Profitability also greatly improved, especially overseas, from the effect of cost-cutting implemented in the previous fiscal years and efforts to improve productivity.

Furthermore, amid the globalization of client needs in various regions overseas and in Japan, we enhanced cross-regional and cross-divisional efforts and captured various foreign-exchange and interest-rate hedging and other solutions businesses as well as financing associated with cross-border transactions. We are also making progress in diversifying revenue sources by providing new products including rights issues.

Other

	Billions of yen		% Change
	For the year ended
	March 31, 2013 (A)	March 31, 2014 (B)	(B-A)/(A)
Net revenue	664.2	188.8	(71.6)
Non-interest expenses	657.6	168.9	(74.3)

Income (loss) before income taxes	6.6	20.0	203.1

Net revenue decreased by 71.6% from the previous year to 188.8 billion yen and non-interest expenses decreased by 74.3% to 168.9 billion yen. As a result, income before income taxes totaled 20.0 billion yen. These contained the financial impacts by the deconsolidation of Nomura Real Estate Holdings, Inc.

3.	Financing Situation

(1)	Funding situation

In terms of funding, the Company, Nomura Securities Co., Ltd. and Nomura Europe Finance N.V. are the main entities for external borrowings and bond issuances. By funding that is matching with the liquidity of assets and the currencies for usage, we pursue the optimization of our funding structure.

The Company issued domestic unsecured bonds of 112 billion yen in total for the fiscal year ended March 31, 2014. In addition, the Company issued US dollar senior notes totaling USD 1 billion in March 2014.

(2)	Capital Expenditures

Capital expenditures focus primarily on investment in systems with the objective of supporting the promotion of business lines in Japan and overseas. In the Retail division, we have completed to enhance and customize the systems for NISA. In the Wholesale division, we are enhancing the trading systems and strengthening the infrastructure system in order to respond to global orders from institutional investors.

4.	Results of Operations and Assets

		(in billions of yen except per share data in yen)
Item	Period	107th Fiscal Year (April 1, 2010 to March 31, 2011)	108th Fiscal Year (April 1, 2011 to March 31, 2012)	109th Fiscal Year (April 1, 2012 to March 31, 2013)	110th Fiscal Year (April 1, 2013 to March 31, 2014)
Total Revenue		1,385.5	1,851.8	2,079.9	1,831.8

Net revenue		1,130.7	1,535.9	1,813.6	1,557.1

Income before income taxes		93.3	85.0	237.7	361.6

Net income attributable to NHI shareholders		28.7	11.6	107.2	213.6

Basic-Net income attributable to NHI shareholders per share		7.90	3.18	29.04	57.57

Diluted-Net income attributable to NHI shareholders per share		7.86	3.14	28.37	55.81

Total assets		36,693.0	35,697.3	37,942.4	43,520.3

Total NHI shareholders’ equity		2,082.8	2,107.2	2,294.4	2,513.7

(Note) Stated in accordance with accounting principles generally accepted in the U.S.

5.	Management Challenges and Strategies

The Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including shareholders and clients. In enhance its corporate value, Nomura responds flexibly to various changes in the business environment, and emphasizes earnings per share (“EPS”) as a management index to achieve stable profit growth, and will seek to maintain sustained improvement in this index.

In order to achieve our management objectives, we are placing top priority on ensuring that profits are recorded by all business segments in all regions. This fiscal year, we further advanced selection and concentration centered on our overseas bases, and completed cost reduction measures totaling 1 billion dollars. We will continue our efforts to strengthen the profitability of our overseas operations and boost the comprehensive competitiveness of the Group.

We will continue to take appropriate measures to comply with international financial regulations. Basel III has been being phased in from the end of March 2013, and Nomura is now subject to these regulations. The Deposit Insurance Act was revised in June 2013 aiming to implement effective resolution management structure for financial institutions in Japan, and under those revisions, Nomura is now subject to the new crisis response measures as banks. Liquidity regulations are also starting to be introduced as part of new rules, with various debates taking place regarding the details. Furthermore, new rules for derivatives and other financial transactions are being put in place in various countries. These new regulations are now in executive stage for global financial institutions.

In Western countries, regulations limiting the scope of the banking business are scheduled for introduction, and moves toward placing additional regulations on large financial institutions are growing more active. In Europe, discussions continue to take place over introducing a financial transaction tax. These regulatory tightening actions may directly affect the Company and the trading markets for equities, bonds and their derivative products as well as the competitive conditions among financial institutions. Therefore, Nomura will take necessary measures in carefully responding to these changes.

The challenges and strategies in each division are as follows:

[Retail Division]

In our Retail Division, in Japan we focus on expanding and improving our service line-up offered through our sales channels including business offices, the Internet and call centers, aiming to meet and resolve the individual needs and concerns of each client. We seek to enhance our consulting-based sales and deliver top-quality services tailored to the particular life plan or life stage of each client, so that the Nomura Group can remain a trusted partner to our clients.

[Asset Management Division]

In our investment trust business, we will provide clients with a diverse range of investment opportunities to meet investors’ various needs. In our investment advisory business, we will provide value-added investment services to our domestic and international institutional clients. We intend to increase assets under management and expand our client base for these two core businesses. As a distinctive investment manager based in Asia with the ability to provide a broad range of products and services, we aim to gain the strong trust of investors worldwide by making continuous efforts to improve investment performance.

[Wholesale Division]

Global Markets has been focusing on delivering differentiated products and solutions to our clients by leveraging the Nomura Group’s capabilities in trading, research, and global distribution. We are improving comprehensive services transcending the boundaries of Fixed Income and Equities products.

In Investment Banking, we continue to enhance our global structure to further provide cross-border M&A and financing services in both domestic and overseas markets as well as to provide solution business services associated with said M&A and financing amid the globalization of our clients’ business activities.

In the Wholesale Division, cooperation across business areas and regions is becoming more important to provide quality services which meet the needs of our clients. We will focus on Asia as a strategic region where Nomura has a competitive geographical advantage, with expectations of its medium- to long-term economic growth, aiming to manifest the Group’s comprehensive strengths for future growth.

[Risk Management and Compliance, etc.]

Amid the expansion of global business, we must continue to enhance our risk management system and increase its efficiency in order to ensure financial soundness and enhanced corporate value. We will continue to develop a system where senior management directly engage in a proactive risk management approach for precise decision making.

As our business becomes increasingly international and diverse, we recognize the growing importance of compliance. We will continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. In addition, we will continuously review and improve our existing overall compliance system and rules with initiatives towards promoting an environment of high ethical standards among all of our executive management and employees. In this way, we will meet the expectations of society and clients toward the Nomura Group and contribute to the further development of financial and capital markets.

The improvement measures announced on June 29, 2012 regarding the recommendations of administrative penalties imposed on our subsidiary, Nomura Securities Co. Ltd. in 2012 in connection with public stock offerings have been fully implemented. By thoroughly implementing the improvement measures and making them function effectively, we aim to prevent recurrence and to regain trust; we will further enhance and reinforce our internal control system, starting with prevention of improprieties in the provision of information to customers and the recommendation of trading as a matter of course, and have each and every one of our executive officers and employees uphold ethics as a professional engaged in the capital markets.

We have been reinforcing our Internal Audit system aiming to ensure the effectiveness of our highly developed risk management and the efficacy of our governance. We will continue to strengthen the efficiency of our internal governance system by reinforcing and ensuring the independence of our Internal Audit system from the execution side, and promote proper corporate activities.

Through the efforts described above, the Company is working to achieve our management targets and to maximize corporate value by strengthening the earnings power of the entire Group. We will advance collaboration across regions and among the three divisions, and devote our efforts to the stability of financial and capital markets and to our further expansion and development as a Group.

6.	Major Business Activities

Nomura Group primarily operates in investment and financial services focusing on the securities business. We provide wide-ranging services to customers for both financing and investment through operations in Japan and other major financial capital markets around the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of offering and distribution, arrangement of private placement, principal finance, asset management, and other securities and financial business. We divide our business segments into three divisions of Retail, Asset Management and Wholesale.

7.	Organizational Structure

(1)	Principal place of business in Japan

The Company: Head office (Tokyo)

Nomura Securities Co., Ltd. (Head office and local branches —159 locations in total): Tokyo (Head office and local branches — 34 locations in total), Kanto area excluding Tokyo (38 branches), Hokkaido area (5 branches), Tohoku area (9 branches), Hokuriku area (4 branches), Chubu area (16 branches), Kinki area (28 branches), Chugoku area (9 branches), Shikoku area (4 branches) and Kyushu and Okinawa area (12 branches)

Nomura Asset Management Co., Ltd. (Tokyo, Osaka, Fukuoka)

The Nomura Trust & Banking Co., Ltd. (Tokyo, Osaka)

Nomura Facilities, Inc. (Tokyo)

Nomura Financial Products & Services, Inc. (Tokyo)

(2)	Principal place of business overseas

Nomura Securities International, Inc. (New York, U.S.)

Nomura International plc (London, U.K.)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Instinet Incorporated (New York, U.S.)

(3)	Status of Employees

	Employees	Increase / Decrease
Total	27,670	286 Decrease

(Notes)

1.	Number of employees consists of the total number of employees of the Company and its consolidated subsidiaries (excluding temporary employees).

2.	Number of employees excludes employees seconded outside the Company and its consolidated subsidiaries.

(4)	Status of Significant Subsidiaries

Name	Location	Capital (in millions)		Percentage of Voting Rights	Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan	¥	10,000	100%	Securities
Nomura Asset Management Co., Ltd.	Tokyo, Japan	¥	17,180	100%	Investment Trust Management /Investment Advisory
The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan	¥	30,000	100%	Banking / Trust
Nomura Facilities, Inc.	Tokyo, Japan	¥	480	100%	Business Space / Facility Management
Nomura Financial Products & Services, Inc.	Tokyo, Japan	¥	95,275	100%	Financial
Nomura Holding America Inc.	New York, U.S.	US$	4,938.63	100%	Holding Company
Nomura Securities International, Inc.	New York, U.S.	US$	3,650.00	100%*	Securities
Nomura America Mortgage Finance, LLC	New York, U.S.	US$	1,671.49	100%*	Holding Company
Instinet Incorporated	New York, U.S.	US$	1,306.96	100%*	Holding Company
Nomura Europe Holdings plc	London, U.K.	US$	7,522.79	100%	Holding Company
Nomura International plc	London, U.K.	US$	8,301.81	100%*	Securities
Nomura Bank International plc	London, U.K.	US$	555.00	100%*	Financial
Nomura Capital Markets Limited	London, U.K.	US$	3,123.20	100%	Financial
Nomura Asia Holding N.V.	Amsterdam, The Netherlands	¥	122,122	100%	Holding Company
Nomura International (Hong Kong) Limited	Hong Kong	¥	142,711	100%*	Securities
Nomura Singapore Limited	Singapore, Singapore	S$	239.00	100%*	Securities / Financial

(Notes)

1.	“Capital” is stated in the currency on which each subsidiary’s books of record are maintained. “Capital” of a subsidiary, whose paid-in capital is zero or is in nominal amount (primarily subsidiaries located in the U.S.), is disclosed in amount including additional paid-in capital. Percentages with “*” in the “Percentage of Voting Rights” column include voting rights from indirect ownership of shares.

2.	The total number of consolidated subsidiaries and consolidated variable interest entities as of March 31, 2014 was 814. The total number of entities accounted for under the equity method of accounting such as Nomura Research Institute, Ltd. and Nomura Real Estate Holdings, Inc. was 15 as of March 31, 2014.

8.	Major Lenders

Lender	Type of Loan	Loan Amount (in millions of yen)
The Bank of Tokyo-Mitsubishi UFJ, Ltd	Long-term borrowing	274,896
	Short-term borrowing (1)	101,440
Mizuho Bank, Ltd.	Long-term borrowing	295,000
	Short-term borrowing (2)	76,440
Sumitomo Mitsui Banking Corporation	Long-term borrowing	290,576
	Short-term borrowing (1)	80,864
Resona Bank, Ltd.	Long-term borrowing	40,000
	Short-term borrowing (1)	30,000
Sumitomo Mitsui Trust Bank, Limited	Long-term borrowing	120,000
Mitsubishi UFJ Trust and Banking Corporation	Long-term borrowing	70,000
	Short-term borrowing (1)	30,000
Mizuho Trust & Banking Co., Ltd.	Long-term borrowing	30,000
The Chiba Bank, Ltd. .	Long-term borrowing	42,000
The Shizuoka Bank, Ltd.	Long-term borrowing	10,000
	Short-term borrowing (1)	25,000
The Hachijuni Bank, Ltd.	Long-term borrowing	20,000
	Short-term borrowing (1)	10,000
The Dai-ichi Life Insurance Company, Limited	Long-term borrowing	40,000
Nippon Life Insurance Company	Long-term borrowing	30,432

(Notes)

1.	Long-term borrowings due within one year.

2.	Includes 25,000 million yen of long-term borrowing due within one year.

9.	Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

We believe that pursuing sustainable increase in shareholder value and paying dividends are essential to generating returns to our shareholders. We will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment, as well as the consolidated operating results.

As a general rule, payment of dividends is on a semi-annual basis (record dates: September 30 and March 31) , although pursuant to Article 459, Paragraph 1 of the Companies Act of Japan, we have established in our Articles of Incorporation the capability of the Board of Directors to declare a distribution of surplus on the basis of any of the following record dates in a fiscal year: June 30, September 30, December 31, and March 31.

With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

We will consider repurchase of treasury stock as an option in our financial strategy to respond quickly to changes in the business environment and to increase shareholder value. We will make announcements immediately after any decision to set up a share buyback program and conduct such programs in accordance with internal guidelines.

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of 8.0 yen per share to shareholders of record as of September 30, 2013 and have decided to pay a dividend of 9.0 yen per share to shareholders of record as of March 31, 2014. As a result, the total annual dividend will be 17.0 yen per share.

The following table sets forth the details of dividends paid for the fiscal year ended March 31, 2014:

Resolution of Board of Directors	Record Date	Total Amount of Dividends (in millions of yen)	Dividend Per Share (yen)
October 29, 2013	September 30, 2013	29,662	8.00
April 30, 2014	March 31, 2014	33,469	9.00

II.	Stocks

1.	Total Number of Authorized Shares:	6,000,000,000 shares

The total number of classes of shares authorized to be issued in each class is as follows.

Type	Total Number of Shares Authorized to be Issued in Each Class
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

2.	Total Number of Issued Shares: Common Stock	3,822,562,601	shares

3.	Number of Shareholders:	476,079

4.	Major Shareholders (Top 10):

	Number of Shares Owned and Percentage of Shares Owned
Names of Shareholders	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	162,108	4.4
The Master Trust Bank of Japan, Ltd. (Trust Account)	128,994	3.5
The Bank of New York Mellon SA/NV 10	124,073	3.3
The Bank of New York Mellon as Depository Bank for Depository Receipt Holders	44,659	1.2
State Street Bank West Client-Treaty	43,994	1.2
Japan Trustee Services Bank, Ltd. (Trust Account 6)	42,067	1.1
Japan Trustee Services Bank, Ltd. (Trust Account 5)	42,022	1.1
Japan Trustee Services Bank, Ltd. (Trust Account 1)	41,720	1.1
Japan Trustee Services Bank, Ltd. (Trust Account 3)	41,440	1.1
Japan Trustee Services Bank, Ltd. (Trust Account 2)	41,337	1.1

(Notes)

1.	The Company has 103,784 thousand shares of treasury stock as of March 31, 2014 which is not included in the major shareholders list above.

2.	Figures for Percentage of Shares Owned are rounded down to the nearest thousand and exclude treasury stock in the calculations.

5.	Status of Treasury Stock Repurchase, Disposition and Number of Shares Held in Treasury:

(1)	Repurchased shares

Common Stock	40,038,931	shares
Total Repurchase Amount (in thousands of yen)	32,499,940

Stocks acquired according to resolution of the Board, included above, are as follows;

Common Stock	40,000,000	shares
Total Repurchase Amount (in thousands of yen)	32,470,386
Reason for Repurchase

The company plans to use the acquired treasury stock to issue shares upon the exercise of stock options (stock acquisition rights).

(2)	Shares Disposed

Common Stock	44,690,369	shares
Aggregate Amount of Disposition (in thousands of yen)	30,127,728

(3)	Number of Shares Held in Treasury as of March 31, 2014

Common Stock	103,784,258	shares

III.	Stocks Acquisition Rights

1.	Stock Acquisition Rights as of March 31, 2014

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.13	April 25, 2007	1,044	104,400	From April 26, 2009 to April 25, 2014	1
Stock Acquisition Rights No.14	June 21, 2007	1,503	150,300	From June 22, 2009 to June 21, 2014	1
Stock Acquisition Rights No.15	August 1, 2007	1,130	113,000	From August 2, 2009 to August 1, 2014	1,874
Stock Acquisition Rights No.16	August 1, 2007	17,990	1,799,000	From August 2, 2009 to August 1, 2014	1,874
Stock Acquisition Rights No.17	August 1, 2007	1,732	173,200	From August 2, 2009 to August 1, 2014	1
Stock Acquisition Rights No.18	October 19, 2007	85	8,500	From October 20, 2009 to October 19, 2014	1
Stock Acquisition Rights No.19	April 23, 2008	3,849	384,900	From April 24, 2010 to April 23, 2015	1
Stock Acquisition Rights No.20	June 23, 2008	313	31,300	From June 24, 2010 to June 23, 2015	1
Stock Acquisition Rights No.21	June 23, 2008	1,648	164,800	From June 24, 2010 to June 23, 2015	1
Stock Acquisition Rights No.22	August 5, 2008	1,100	110,000	From August 6, 2010 to August 5, 2015	1,292
Stock Acquisition Rights No.23	August 5, 2008	18,740	1,874,000	From August 6, 2010 to August 5, 2015	1,292
Stock Acquisition Rights No.24	August 5, 2008	30	3,000	From August 6, 2010 to August 5, 2015	1
Stock Acquisition Rights No.27	November 10, 2008	52	5,200	From November 11, 2010 to November 10, 2015	1

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.28	April 30, 2009	3,064	306,400	From May 1, 2011 to April 30, 2016	1
Stock Acquisition Rights No.29	June 16, 2009	1,013	101,300	From June 17, 2011 to June 16, 2016	1
Stock Acquisition Rights No.30	June 16, 2009	3,254	325,400	From June 17, 2011 to June 16, 2016	1
Stock Acquisition Rights No.31	August 5, 2009	1,560	156,000	From August 6, 2011 to August 5, 2016	734
Stock Acquisition Rights No.32	August 5, 2009	22,055	2,205,500	From August 6, 2011 to August 5, 2016	734
Stock Acquisition Rights No.34	May 18, 2010	11,590	1,159,000	From May 19, 2012 to May 18, 2017	1
Stock Acquisition Rights No.35	May 18, 2010	10,285	1,028,500	From May 19, 2012 to May 18, 2017	1
Stock Acquisition Rights No.36	May 18, 2010	485	48,500	From May 19, 2013 to May 18, 2017	1
Stock Acquisition Rights No.37	July 28, 2010	26,450	2,645,000	From April 30, 2012 to April 29, 2017	1
Stock Acquisition Rights No.38	July 28, 2010	9,937	993,700	From April 30, 2013 to April 29, 2018	1
Stock Acquisition Rights No.39	November 16, 2010	20,703	2,070,300	From November 16, 2012 to November 15, 2017	478
Stock Acquisition Rights No.40	June 7, 2011	17,607	1,760,700	From May 25, 2012 to May 24, 2018	1
Stock Acquisition Rights No.41	June 7, 2011	40,572	4,057,200	From May 25, 2013 to May 24, 2018	1
Stock Acquisition Rights No.42	June 7, 2011	184,627	18,462,700	From May 25, 2014 to May 24, 2018	1
Stock Acquisition Rights No.43	November 16, 2011	20,868	2,086,800	From November 16, 2013 to November 15, 2018	299
Stock Acquisition Rights No.44	June 5, 2012	21,021	2,102,100	From April 20, 2013 to April 19, 2018	1
Stock Acquisition Rights No.45	June 5, 2012	125,637	12,563,700	From April 20, 2014 to April 19, 2019	1
Stock Acquisition Rights No.46	June 5, 2012	124,121	12,412,100	From April 20, 2015 to April 19, 2020	1
Stock Acquisition Rights No.47	June 5, 2012	48,702	4,870,200	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.48	June 5, 2012	48,607	4,860,700	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No.49	June 5, 2012	16,710	1,671,000	From October 20, 2015 to April 19, 2021	1
Stock Acquisition Rights No.50	June 5, 2012	16,696	1,669,600	From October 20, 2016 to April 19, 2022	1
Stock Acquisition Rights No.51	November 13, 2012	28,351	2,835,100	From November 13, 2014 to November 12, 2019	298
Stock Acquisition Rights No.52	June 5, 2013	68,851	6,885,100	From April 20, 2014 to April 19, 2019	1
Stock Acquisition Rights No.53	June 5, 2013	68,523	6,852,300	From April 20, 2015 to April 19, 2020	1
Stock Acquisition Rights No.54	June 5, 2013	68,203	6,820,300	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.55	November 19, 2013	27,098	2,709,800	From November 19, 2015 to November 18, 2020	838

(Notes)

1.	Stock acquisition rights are issued in conjunction with the Company’s equity-based compensation plan and no payment is required in exchange for stock acquisition rights.

2.	Any transfer of stock acquisition rights is subject to approval by the Board of Directors of the Company.

3.	No stock acquisition rights shall be exercised partially. Grantees who lose their positions as executives or employees due to resignation or other similar reasons before the commencement of the exercise period will, in principle, forfeit their stock acquisition rights.

4.	Number of stock acquisition rights and number of shares under stock acquisition rights are as of March 31, 2014.

5.	Stock Acquisition Rights No.1 to No.12, No.25, No.26 and No.33 were all extinguished by exercise, forfeiture, or expiration of exercise period.

2.	Stock Acquisition Rights Held by the Directors and Executive Officers of the Company as of the end of the fiscal year

Name of Stock Acquisition Rights	Directors and Executive Officers (excluding Outside Directors)		Outside Directors
	Number of Stock Acquisition Rights	Number of Holders	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.14	91	1	—	—
Stock Acquisition Rights No.15	150	2	—	—
Stock Acquisition Rights No.16	310	7	—	—
Stock Acquisition Rights No.21	79	1	—	—
Stock Acquisition Rights No.22	50	1	40	2
Stock Acquisition Rights No.23	450	7	—	—
Stock Acquisition Rights No.24	—	—	30	1
Stock Acquisition Rights No.29	180	1	60	2
Stock Acquisition Rights No.30	180	1	—	—
Stock Acquisition Rights No.31	250	3	40	2
Stock Acquisition Rights No.32	350	5	—	—
Stock Acquisition Rights No.34	391	1	—	—
Stock Acquisition Rights No.35	1,588	2	—	—
Stock Acquisition Rights No.36	485	1	—	—
Stock Acquisition Rights No.40	692	3	—	—
Stock Acquisition Rights No.41	1,713	5	—	—
Stock Acquisition Rights No.42	2,688	8	—	—
Stock Acquisition Rights No.44	336	3	—	—
Stock Acquisition Rights No.45	615	5	—	—
Stock Acquisition Rights No.46	614	5	—	—
Stock Acquisition Rights No.47	273	5	—	—
Stock Acquisition Rights No.48	273	5	—	—
Stock Acquisition Rights No.52	1,396	8	—	—
Stock Acquisition Rights No.53	1,387	8	—	—
Stock Acquisition Rights No.54	1,384	8	—	—

(Notes)

1.	Number of stock acquisition rights is as of March 31, 2014.

2.	No stock acquisition rights have been issued to outside directors since 2010.

3.	Stock Acquisition Rights Issued to the Employees and Others during the fiscal year

Name of Stock Acquisition Rights	Employees (excluding employees who are concurrently serving as Directors/Executive Officers of the Company)		Directors, Executive Officers and Employees in subsidiaries (excluding those who are concurrently serving as Employees or Directors/Executive Officers of the Company)
	Number of Stock Acquisition Rights	Number of Holders	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.52	4,524	21	65,350	963
Stock Acquisition Rights No.53	4,519	21	65,026	963
Stock Acquisition Rights No.54	4,517	21	64,689	963
Stock Acquisition Rights No.55	—	—	27,110	1,263

(Note)

Number of stock acquisition rights is as of each allotment date.

4.	Other Significant Matters concerning Stock Acquisition Rights

On May 15, 2014, the Company passed a resolution to issue Stock Acquisition Rights No. 56 through Stock Acquisition Rights No. 61 as equity-based compensation to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The allotment date was set for June 5, 2014. A total of 456,213 stock acquisition rights will be granted, and the number of shares of common stock under the stock acquisition rights is expected to be 45,621,300 shares. The exercise price of the stock acquisition rights was set at one (1) yen per share.

IV.	Matters Relating to the Company’s Directors and Executive Officers

1.	Status of the Directors

Name	Positions and Responsibilities	Significant Concurrent Positions
Nobuyuki Koga	Chairman of the Board of Directors Chairman of the Nomination Committee Chairman of the Compensation Committee	Director and Chairman of the Board of Directors of Nomura Securities Co., Ltd. * President of Kanagawa Kaihatsu Kanko Co., Ltd.

Koji Nagai	Director Representative Executive Officer Group CEO	Director and President of Nomura Securities Co., Ltd. *

Atsushi Yoshikawa	Director Representative Executive Officer Group COO	Chairman of Nomura Holding America Inc. *

Masahiro Sakane	Outside Director Member of the Nomination Committee Member of the Compensation Committee	Councilor of Komatsu Ltd. Outside Director of Tokyo Electron Limited Outside Director of ASAHI GLASS Co., Ltd. Outside Director of Nomura Securities Co., Ltd. *

Takao Kusakari	Outside Director Member of the Nomination Committee Member of the Compensation Committee	Corporate Advisor of NYK Line Outside Director of Nomura Securities Co., Ltd. *

Tsuguoki Fujinuma	Outside Director Chairman of the Audit Committee

Outside Statutory Auditor of Sumitomo Corporation

Outside Statutory Auditor of Takeda Pharmaceutical Company Limited

Outside Director of Sumitomo Life Insurance Company

Outside Statutory Auditor of Seven & i Holdings Co., Ltd.

Outside Director of Nomura Securities Co., Ltd. *

Toshinori Kanemoto	Outside Director Member of the Audit Committee	Of-Counsel of City-Yuwa Partners Outside Statutory Auditor of Kameda Seika Co., Ltd. Outside Statutory Auditor of JX Holdings, Inc. Outside Director of Nomura Securities Co., Ltd. *

Hiroyuki Suzuki	Director Member of the Audit Committee	Outside Director of The Nomura Trust & Banking Co., Ltd. * Outside Director of Nomura Asset Management Co., Ltd. *

Clara Furse	Outside Director	Non-Executive Director of Amadeus IT Holding, S.A. Non-Executive Director of the UK Department for Work and Pensions External Member of the Bank of England’s Financial Policy Committee

Michael Lim Choo San	Outside Director	Chairman of the Land Transport Authority of Singapore Independent Director of Olam International Limited Director of Nomura Asia Holding N.V. * Non-Executive Chairman of Nomura Singapore Ltd. *

David Benson	Director	Director of Nomura Europe Holdings plc * Director of Nomura International plc *

(Notes)

1.	Status as of March 31, 2014, the last day of the fiscal year.

2.	Directors Masahiro Sakane, Takao Kusakari, Tsuguoki Fujinuma, Toshinori Kanemoto, Clara Furse and Michael Lim Choo San are Outside Directors, as provided for in Article 2, Item 15 of the Companies Act, and are also Independent Directors, as provided for in Article 436-2 of the Tokyo Stock Exchange, Inc.’s Securities Listing Regulations.

3.	Director Tsuguoki Fujinuma, a Chairman of the Audit Committee, is a certified public accountant with considerable finance and accounting knowledge.

4.	Companies marked with “*” are wholly-owned subsidiaries (including indirect ownership) of the Company.

5.	There are no special relationships between the Company and companies in which Outside Directors concurrently serve (except for those companies marked with “*”).

6.	Koji Nagai, Atsushi Yoshikawa and Hiroyuki Suzuki were newly appointed and took office as Directors at the 109th Annual General Meeting of Shareholders held on June 26, 2013.

2.	Matters Relating to the Outside Directors

Status of the Activities of the Outside Directors

Name	Status of Main Activities

Masahiro Sakane

Attended all 10 meetings of the Board of Directors, all 3 meetings of the Nomination Committee, and all 3 meetings of the Compensation Committee held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a corporate manager for many years.

Takao Kusakari

Attended all 10 meetings of the Board of Directors held during the fiscal year and 1 meeting of the Nomination Committee and 2 meetings of the Compensation Committee constituting all meetings of the Nomination Committee and Compensation Committee held after his appointment as a member of the Nomination Committee and the Compensation Committee, and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a corporate manager for many years.

Tsuguoki Fujinuma

Attended all 10 meetings of the Board of Directors and all 18 meetings of the Audit Committee held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being an expert well-versed in international accounting systems.

Toshinori Kanemoto

Attended all 10 meetings of the Board of Directors held during the fiscal year, 2 meetings of the Nomination Committee and 1 meeting of the Compensation Committee constituting all meetings of the Nomination Committee and Compensation Committee held prior to his resignation as a member of the Nomination Committee and Compensation Committee, and all 13 meetings of the Audit Committee held after his appointment as a member of the Audit Committee and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a legal expert.

Clara Furse

Attended 9 of the 10 meetings of the Board of Directors held during the fiscal year and appropriately made statements based on her extensive experience and comprehensive knowledge related to financial businesses gained through her involvement with the management of the London Stock Exchange.

Michael Lim Choo San

Attended all 10 meetings of the Board of Directors held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being an expert well versed in international accounting systems.

Overview of the Contents of the Limitation of Liability Agreements

The Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages with all six Outside Directors. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater.

3.	Status of the Executive Officers

Name	Positions and Responsibilities	Significant Concurrent Positions

Koji Nagai	Director Representative Executive Officer Group CEO	See “1. Status of the Directors”

Atsushi Yoshikawa	Director Representative Executive Officer Group COO Wholesale CEO	See “1. Status of the Directors”

Toshio Morita	Executive Managing Director Retail CEO

Toshihiro Iwasaki	Executive Managing Director Asset Management CEO	Director and Chairman & CEO of Nomura Asset Management Co., Ltd.

Shoichi Nagamatsu	Executive Managing Director Chief of Staff	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd. Outside Director of The Nomura Trust and Banking Co., Ltd. Outside Director of Nomura Asset Management Co., Ltd.

Shigesuke Kashiwagi	Executive Managing Director Chief Financial Officer (CFO)	Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.

(Notes)

1.	As of March 31, 2014, the end of fiscal year.

2.	Toshihiro Iwasaki resigned as Executive Managing Director (Asset Management CEO) as of March 31, 2014.

(Reference) Executive Officers as of April 1, 2014 are as follows:

Koji Nagai	Representative Executive Officer, Group CEO

Atsushi Yoshikawa	Representative Executive Officer, Group COO

Tetsu Ozaki (newly appointed)	Executive Managing Director, Wholesale CEO

Toshio Morita	Executive Managing Director, Retail CEO

Kunio Watanabe (newly appointed)	Executive Managing Director, Asset Management CEO

Shoichi Nagamatsu	Executive Managing Director, Chief of Staff

Shigesuke Kashiwagi	Executive Managing Director, Chief Financial Officer (CFO)

4.	Compensation paid to Directors and Executive Officers

		Millions of yen
	Number of People (1)	Basic Compensation (2)	Bonus	Deferred Compensation (3)	Total
Directors	12	302	43	156	501
(Outside Directors)	(7)	(145)	(—)	(—)	(145)
Executive Officers	6	429	222	556	1,207
Total	18	731	265	712	1,708

(Notes)

1.	The numbers of people above include 3 Directors (including 1 Outside Director) who resigned in June 2013. There were 11 Directors and 6 Executive Officers as of March 31, 2014. Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.

2.	Basic compensation of 731 million yen includes other compensation (commuter pass allowance) of 450 thousand yen that has been provided.

3.	Deferred compensation (such as stock options) granted during the year ended March 31, 2014 and prior is recognized as expense in the financial statements for the year ended March 31, 2014.

4.	Subsidiaries of the Company paid 58 million yen to Outside Directors as compensation etc. for their directorship at those subsidiaries for the year ended March 31, 2014.

5.	The Company abolished retirement bonuses to Directors in 2001.

5.	Matters relating to Individual Directors and Executive Officers’ Compensation Determined by Compensation Committee

(1) Method of Determining Compensation Policies

As the Company is organized under the Committee System, the Compensation Committee has set the “Compensation Policy of Nomura Group” and “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.”

(2) Compensation Policy of Nomura Group

The “Compensation Policy of Nomura Group” is as follows:

Nomura Group is establishing its status firmly as a globally competitive financial services group. To support this, we recognize that our people are our most valuable asset. We have therefore developed our Compensation Policy for both executives and employees of Nomura Group to ensure we attract, retain, motivate and develop talent that enables us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation.

Our Compensation Policy is based around six key themes:

1)	Align with Nomura Values and Strategies

•	Compensation is designed to support delivery against the broader strategic aims of the Group.

•	Levels and structures of compensation reflect the needs of each business line and allow the Group to effectively compete for key talent in the market.

•	We develop our staff to support the Nomura values.

2)	Reflect Firm, Division and Individual Performance

•	“Pay for Performance” is our fundamental principle to motivate and reward our key talent regardless of personal background.

•

We manage compensation on a firm-wide basis, taking into account the performance of the Group and supporting our ethos of sustainable growth, collaboration and client service. This enables us to manage strategic investments and still operate market-competitive compensation practices.

•	An individual’s compensation is determined by properly reflecting the Group, division and individual performance, ensuring that it is aligned with both the business strategy and market considerations.

•	Individual compensation award decisions are underpinned by valid and rigorous performance management processes and supporting systems.

3)	Establish Appropriate Performance Measurement with a Focus on Risk

•	Compensation is not determined by reference solely to revenues. Risk-adjusted profits are being emphasized in Nomura’s management information and performance systems and processes.

•	In addition, qualitative factors such as cross-divisional collaboration, risk management, alignment with organizational values, and compliance are stressed when evaluating performance.

•	Performance measurement reflects the business needs, taking account of risk associated with each business. Such risk includes market, credit, operational, and liquidity risk among others.

•	In assessing and measuring risk for compensation, input and advice is received from the risk management and finance divisions.

4)	Align Employee and Shareholder Interests

•	Compensation of Group executives and higher paid employees should reflect the achievement of targets which are in line with the creation of shareholder value.

•

For higher paid executives and employees, a part of their compensation is delivered in equity linked awards with appropriate vesting periods to ensure that their interests are closely aligned with those of shareholders.

5)	Appropriate Compensation Structures

•	The compensation structure reflects our desire to grow and develop our talent. It is merit based, reflecting performance and is regularly reviewed to ensure its fairness.

•	For higher paid executives and employees, a significant portion of compensation is deferred, balancing short-term interests with longer-term stewardship of the Group.

•	Deferred compensation should be subject to forfeiture or “clawback” in the event of a material restatement of earnings or other significant harm to the business of Nomura.

•

The percentage of deferral increases as an employee’s total compensation increases. A part of deferred compensation is delivered in mid/long-term incentive plans, such as equity linked awards with appropriate vesting periods.

•	Guarantees of bonus/compensation should be allowed only in limited circumstances such as new hiring or strategic business needs, and multi-year guarantees should not be used as a matter of course.

•	There should be no special or expensive retirement/severance guarantees for senior executives.

•	Nomura will respect all areas in which it operates and will seek to ensure pay structures reflect the needs of the organization as well as regulatory and government bodies.

6)	Ensure Robust Governance and Control Processes

•	This Policy and any change hereof must be approved by Nomura Holdings’ Compensation Committee, a majority of which consists of non-executive outside directors.

•	The Compensation Committee of Nomura Holdings decides individual amounts as well as compensation policy for Directors and Executive Officers of Nomura Holdings, in line with this Policy.

•

Globally, we institute a review and authorization policy for senior or high-level contracts ensuring consistency with this Policy. This is administered by Human Resources, involves Finance, Risk Management and Regional Compensation Committees and is reviewed by the Executive Managing Board.

•	Compensation for employees of risk management and compliance functions is determined independently of other business divisions.

•	The Compensation Committee uses market and specialist advisory groups to advise on appropriate compensation structures and levels as necessary.

(3) Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.

“Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” is as follows:

Compensation of Directors and Executive Officers is composed of base salary, cash bonus and long-term incentive plans.

1)	Base Salary

•	Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

•

A portion of base salary may be paid in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

2)	Cash Bonus

•

Cash bonuses of Directors and Executive Officers are determined by taking into account both quantitative and qualitative factors. Quantitative factors include performance of the Group and the division. Qualitative factors include achievement of individual goals and subjective assessment of individual contribution.

•

Depending on the level of bonus payment, a portion of payment in cash may be deferred. In addition, a portion of deferred bonus may be paid in equity linked awards with appropriate vesting periods in lieu of cash to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders. Such deferred bonus may be unpaid or forfeited under specific circumstances.

3)	Long-term Incentive Plan

•	Long-term incentive plans may be awarded to Directors and Executive Officers, depending on their individual responsibilities and performance.

•

Payments under long-term incentive plans are made when a certain degree of achievements are accomplished. Payments are made in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

V.	Matters Relating to Independent Auditor

1.	Name: Ernst & Young ShinNihon LLC

2.	Audit Fees

Item	Amount
(1) Audit fees	844 million yen
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Independent Auditor	1,363 million yen

(Notes)

1.	The audit contract between the Company and the Independent Auditor does not separate the audit fees based on the Companies Act and the Financial Instruments and Exchange Act. Since the audit fees based on the Companies Act and the Financial Instruments and Exchange Act could not be substantively separated, the amount of audit fees above includes the audit fees based on the Financial Instruments and Exchange Act.

2.	In addition to the services pursuant to the Article 2, Paragraph 1 of the Certified Public Accountant Act, the Company and its subsidiaries pay compensation to the Independent Auditor with respect to verification services on compliance with the segregation of customers’ assets requirements etc.

3.	Significant overseas subsidiaries of the Company are subject to audit (pursuant to the Companies Act or the Financial Instruments and Exchange Act and other equivalent foreign regulations) by certified public accountants or auditing firms (who hold equivalent qualifications in foreign countries) other than the Company’s Independent Auditor.

3.	Dismissal or Non-Reappointment Policy

(1)	The Audit Committee shall dismiss the Independent Auditor in cases where the committee determines that any of the items stipulated under Article 340, Paragraph 1 of the Companies Act applies to the Independent Auditor.

(2)	In cases where the Audit Committee determines that the Independent Auditor has issues in terms of the fairness of its auditing, or that a more appropriate audit structure needs to be built, the committee shall place the dismissal or non-reappointment of the Independent Auditor on the agenda to be deliberated at the annual meeting of shareholders.

VI.	The Content of the Resolution Adopted Regarding the Structure for Ensuring Appropriate Business Activities

The content of the resolution adopted by the Board of Directors regarding the Structure for Ensuring Appropriate Business Activities is as follows:

Structure for Ensuring Appropriate Business Activities at Nomura Holdings, Inc.

The Company shall, through the Board of Directors of the Company, establish the following structure (hereinafter referred to as the “Internal Controls System”) to ensure appropriate business activities at the Company and within the Nomura Group, assess the structure on a regular basis, and revise the structure as necessary. The Board of Directors shall, in addition to ensuring appropriate business through, amongst other measures, the supervision of the execution of duties by Directors and Executive Officers and development of the basic management policy of the Nomura Group, shall also monitor the maintenance by Executive Officers and operational status of the Internal Controls System, and call for improvements when necessary.

Further, the Board of Directors shall establish and thoroughly enforce the Code of Ethics of the Nomura Group, a code of conduct that all Nomura Group officers and employees should comply with, which encompasses an emphasis on customer interests, full awareness of the social mission, compliance with applicable laws and regulations, undertaking of social contribution activities, etc.

I.	Matters Concerning the Audit Committee

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the execution by Directors and Executive Officers of their duties through the use of the Independent Auditor, auditing firms and organizations within the Company to ensure the appropriate business activities of Nomura Holdings, Inc.

1.	Directors and Employees that will provide Support with respect to the Duties

(1)	The Board of Directors may appoint a Director, not concurrently serving as an Executive Officer, as the “Audit Mission Director.” The Audit Mission Director shall support audits performed by the Audit Committee, and in order for the Board of Directors to effectively supervise the execution by the Directors and Executive Officers of their duties, the Audit Mission Director shall perform the Audit Mission Director’s duties in accordance with the Audit Committee’s instructions.

(2)	The Company shall put in place the Office of the Audit Committee to support the duties of the Audit Committee. The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of the Audit Committee. Regarding the hiring, transfer and discipline of the employees of the Office of the Audit Committee, the consent of the Audit Committee or a member of the Audit Committee designated by the Audit Committee must be obtained.

2.	Audit System within the Nomura Group

(1)	The Company shall establish a group audit structure centered around the Company (the holding company) so that the Audit Committee can conduct audits in coordination with the Audit Committees, etc., of subsidiaries.

(2)	The Audit Committee shall audit the legality, adequacy and efficiency of the business of the Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries.

3.	Structures Ensuring the Effectiveness of the Audit

(1)	Members of the Audit Committee designated by the Audit Committee or the Audit Mission Director may participate in or attend important meetings including meetings of the Executive Management Board.

(2)	The Audit Committee may require an explanation from accounting auditors and accounting firms that conduct audits of financial statements about the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting. Members of the Audit Committee and the Audit Mission Director may exchange opinions with accounting auditors and accounting firms that conduct audits of financial statements as necessary.

(3)	A member of the Audit Committee designated by the Audit Committee may investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(4)	The Audit Committee in conducting audits may engage attorneys, certified public accountants, consultants or other outside advisors as deemed to be necessary.

4.	Coordination with the Internal Audit Division

(1)	The Company shall obtain the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee, regarding implementation plans and formulation of the budget of the Internal Audit Division, as well as the election and dismissal of the Head of the Internal Audit Division.

(2)	The Audit Committee shall coordinate with the Internal Audit Division by attending meetings of the Internal Controls Committee, hearing reports regarding the status of internal audits, and with regard to internal audits, issuing recommendations, etc., concerning the modification of the implementation plan, additional audits, development of remedial measures, etc.

II.	Matters Concerning the Executive Officers

1.	Compliance Structure

(1)	Thorough compliance with the Nomura Group Code of Ethics

Executive Officers shall promote lawful management in accordance with laws, regulations and the Articles of Incorporation, and shall swear to comply with the Nomura Group Code of Ethics. At the same time, Executive Officers shall ensure that the Nomura Group Code of Ethics is well known amongst Senior Managing Directors and employees of the Company and shall ensure compliance with the said Code.

(2)	Establishment and Maintenance of the Compliance Structure

Executive Officers shall strive to maintain the Nomura Group’s compliance structure through, among other means, the maintenance of compliance-related regulations and the installation of responsible divisions and persons. The Company shall install Compliance Managers, etc., or other persons responsible for compliance, in each company within the Nomura Group to take corrective action against cases regarding any conduct considered questionable in light of social ethics or social justice and to thoroughly ensure that business activities undertaken by employees are based on a law-abiding spirit and social common sense, thereby promoting execution of duties in accordance with laws and regulations.

(3)	Compliance Hotline

(a)	Executive Officers shall put into place a “Compliance Hotline” as a channel through which employees can, with regard to conduct in the Nomura Group that may be questionable based on compliance with laws and regulations, etc., including matters concerning accounting or accounting audits, report such conduct directly to the person appointed by the Board of Directors.

(b)	Executive Officers shall guarantee the confidentiality of anonymous notifications, including the content of such notifications, made through the Compliance Hotline.

(4)	Severing Relations with Anti-Social Forces

The Nomura Group shall not engage in any transaction with anti-social forces or groups and Executive Officers shall maintain structures that are necessary for the enforcement of this rule.

2.	Risk Management Structure

(1)	Executive Officers shall acknowledge the importance of identification, evaluation, monitoring and management of various risks relating to the execution of the Nomura Group’s business centered on risks such as market risk, credit risk, event risk, liquidity risk, operational risk and legal risk and ensure understanding and management of such risks at each company within the Nomura Group.

(2)	Executive Officers shall strive to maintain a system to ensure the effectiveness of risk management in the Nomura Group through, among other means, the maintenance of regulations concerning risk management and the installation of responsible divisions and persons.

(3)	Executive Officers shall report the status of risk management structures within the Nomura Group to the Group Integrated Risk Management Committee. The Group Integrated Risk Management Committee shall analyze the risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management structures for the business.

(4)	Executive Officers shall maintain a structure that enables the Nomura Group to prevent or avoid crises, ensure the safety of customers, officers and employees of the Nomura Group, protect operating assets, reduce damage and ensure early recovery from any damage by establishing basic principles of business continuity including precautionary measures against crises, such as natural disasters or system failures, and emergency measures.

3.	Reporting Structure in Relation to Execution of Duties

(1)	Executive Officers shall report on the status of their own execution of duties not less frequently than once every 3 (three) months. They shall also maintain a reporting structure that governs reporting with respect to Senior Managing Directors and employees.

(2)	Executive Officers shall report the following matters on a regular basis to the Audit Committee directly or through the members of the Audit Committee or the Audit Mission Director:

(a)	The implementation status of internal audits, internal audit results, and remediation status;

(b)	The maintenance and operational status of the compliance structure;

(c)	Risk management status;

(d)	The outline of quarterly financial results and material matters (including matters concerning the selection and application of significant accounting policies and matters concerning internal controls over financial reporting); and

(e)	The operational status of the Compliance Hotline and details of the reports received.

(3)	In the event that an Executive Officer, Senior Managing Director, or employee is requested to report on a matter concerning the execution of such person’s duties by an Audit Committee Member designated by the Audit Committee or the Audit Mission Director, such person shall promptly report on such matters.

(4)	In the event that an Executive Officer or a Senior Managing Director discovers an important matter concerning compliance, including a material violation of law or regulation at a Nomura Group company, such Executive Officer or Senior Managing Director shall report to an Audit Committee Member or Audit Mission Director, and shall simultaneously report to the Executive Management Board. The Executive Management Board shall deliberate with regard to such matter and, in the event that it is recognized as necessary, based on such result, the Executive Management Board shall issue a recommendation to take appropriate countermeasures.

(5)	In the event that a Director, Executive Officer or Senior Managing Director discovers any of the matters set forth below, such person shall immediately upon such discovery report directly to an Audit Committee Member or through the Audit Mission Director.

(a)	Any legal or financial problem that may have a material impact on the business or financial conditions of each Nomura Group company.

(b)	Any order from any regulatory authority or other facts that may potentially cause the Nomura Group to incur a significant loss.

4.	Structure for Ensuring the Effectiveness of the Execution of Duties

(1)	Executive Officers shall determine the Nomura Group’s management strategy and business operations, and execute business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)	Executive Officers shall determine the allocation of business duties between each Senior Managing Director and the scope of authority of each employee, and thereby ensure the effectiveness of the structure for the execution of duties and establish a responsibility structure for the execution of duties.

(3)	Of the matters whose business execution decision has been delegated to Executive Officers based on a resolution adopted by the Board of Directors, certain important matters shall be determined through the deliberation and determination by bodies, such as the Executive Management Board, or through documents requesting managerial decisions.

(4)	The Executive Management Board shall determine or review the necessary allocation of management resources based on the business plan and budget application of each division and regional area to ensure the effective management of the Nomura Group.

5.	Structure for Retention and Maintenance of Information

(1)	Executive Officers shall retain the minutes of important meetings, conference minutes, documents regarding requests for managerial decisions, contracts, documents related to finances and other material documents (including their electronic records), together with relevant materials, for at least ten years, and shall maintain access to such documents if necessary.

(2)	Executive Officers shall maintain a structure to protect the Nomura Group’s non-public information, including its financial information, and promote fair, timely and appropriate disclosure of information to external parties, thereby securing the trust of customers, shareholders, investors, etc.

6.	Internal Audit System

(1)	Executive Officers shall install a department in charge of internal audit, and by implementing an internal audit program, shall ensure effective and adequate internal controls across the entire business of the Nomura Group.

(2)	The Internal Controls Committee shall deliberate or determine basic matters concerning internal controls within the Nomura Group, the annual plan regarding internal audit and the implementation status and results.

(3)	Executive Officers shall report on the status of the internal audit within the Nomura Group and the results thereof to the Internal Controls Committee at least once every three months.

III.	The Nomura Group’s Internal Controls System

(1)	Executive Officers shall secure the appropriateness of the Nomura Group’s business by ensuring that each company within the Nomura Group is fully aware of the Internal Controls System of the Company and by requiring the maintenance of an internal controls system at each company that reflects the actual conditions of each company.

(2)	Executive Officers shall ensure the effectiveness of internal controls concerning financial reporting by the Company by, among other means, maintaining the structures listed in I through III above.

Note: Monetary values and number of shares stated in this report are rounded up or down to the nearest unit of disclosure.

Consolidated Balance Sheet (As of March 31, 2014)

		(Millions of yen)
ASSETS
Cash and cash deposits:		2,189,310
Cash and cash equivalents		1,489,792
Time deposits		363,682
Deposits with stock exchanges and other segregated cash		335,836
Loans and receivables:		2,570,678
Loans receivable		1,327,875
Receivables from customers		64,070
Receivables from other than customers		1,181,742
Allowance for doubtful accounts		(3,009)
Collateralized agreements:		17,347,001
Securities purchased under agreements to resell		9,617,675
Securities borrowed		7,729,326
Trading assets and private equity investments:		18,714,314
Trading assets		18,672,318
Private equity investments		41,996
Other assets:		2,699,011
Office buildings, land, equipment and facilities
(net of accumulated depreciation and amortization of 350,820 million yen)		408,917
Non-trading debt securities		1,023,746
Investments in equity securities		136,740
Investments in and advances to affiliated companies		345,434
Other		784,174

Total assets		43,520,314

LIABILITIES
Short-term borrowings		602,131
Payables and deposits:		2,836,873
Payables to customers		492,516
Payables to other than customers		1,230,176
Deposits received at banks		1,114,181
Collateralized financing:		17,111,999
Securities sold under agreements to repurchase		13,937,690
Securities loaned		2,359,809
Other secured borrowings		814,500
Trading liabilities		11,047,285
Other liabilities		1,141,750
Long-term borrowings		8,227,063

Total liabilities		40,967,101

Commitments and contingencies
EQUITY
Common stock		594,493
Authorized	– 6,000,000,000 shares
Issued	– 3,822,562,601 shares
Outstanding	– 3,717,630,462 shares
Additional paid-in capital		683,638
Retained earnings		1,287,003
Accumulated other comprehensive income		20,636
Common stock held in treasury, at cost – 104,932,139 shares		(72,090)
Total Nomura Holdings, Inc. shareholders’ equity		2,513,680
Noncontrolling interests		39,533

Total equity		2,553,213

Total liabilities and equity		43,520,314

Consolidated Statement of Income (April 1, 2013 – March 31, 2014)

(Millions of yen)
Commissions	474,557
Fees from investment banking	91,301
Asset management and portfolio service fees	167,247
Net gain on trading	476,356
Gain on private equity investments	11,392
Interest and dividends	416,350
Gain on investments in equity securities	15,156
Other	179,485

Total revenue	1,831,844

Interest expense	274,774

Net revenue	1,557,070

Compensation and benefits	570,058
Commissions and floor brokerage	111,849
Information processing and communications	192,168
Occupancy and related depreciation	80,142
Business development expenses	38,485
Other	202,754

Non-interest expenses	1,195,456

Income before income taxes	361,614
Income tax expense	145,165

Net income	216,449
Less: Net income attributable to noncontrolling interests	2,858

Net income attributable to Nomura Holdings, Inc. shareholders	213,591

Consolidated Statement of Changes in Equity

(April 1, 2013 – March 31, 2014)

(Millions of yen)
Common Stock
Balance at beginning of year	594,493

Balance at end of year	594,493

Additional paid-in capital
Balance at beginning of year	691,264
Gain (loss) on sales of treasury stock	(7,647)
Issuance and exercise of common stock options	(210)
Purchase / sale (disposition) of subsidiary shares, etc., net	231

Balance at end of year	683,638

Retained earnings
Balance at beginning of year	1,136,523
Net income attributable to Nomura Holdings, Inc.’s shareholders	213,591
Cash dividends	(63,111)

Balance at end of year	1,287,003

Accumulated other comprehensive income (loss):
Cumulative translation adjustments
Balance at beginning of year	(38,875)
Net change during the year	66,579

Balance at end of year	27,704
Defined benefit pension plans
Balance at beginning of year	(28,518)
Pension liability adjustment	9,709

Balance at end of year	(18,809)
Non-trading securities
Balance at beginning of year	9,998
Unrealized gain on non-trading securities	1,743

Balance at end of period	11,741

Balance at end of year	20,636

Common stock held in treasury
Balance at beginning of year	(70,514)
Repurchases of common stock	(32,511)
Sales of common stock	9
Common stock issued to employees	30,127
Other net change in treasury stock	799

Balance at end of year	(72,090)

Total NHI shareholders’ equity
Balance at end of year	2,513,680

Noncontrolling Interests
Balance at beginning of year	24,612
Cash dividends	(40)
Net income attributable to noncontrolling interests	2,858
Accumulated other comprehensive income (loss) attributable to noncontrolling interest
Cumulative translation adjustments	1,511
Unrealized gain on non-trading securities	506
Purchase/sale (disposition) of subsidiary shares, etc., net	341
Other net change in noncontrolling interests	9,745

Balance at end of year	39,533

Total equity balance at end of year	2,553,213

Report of Independent Auditors

May 13, 2014

The Board of Directors
Nomura Holdings, Inc.	Ernst & Young ShinNihon LLC

Tadayuki Matsushige Certified Public Accountant Designated and Engagement Partner

Noboru Miura Certified Public Accountant Designated and Engagement Partner

Toyohiro Fukata Certified Public Accountant Designated and Engagement Partner

Hisashi Yuhara Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 444, Section 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements of Nomura Holdings, Inc. applicable to the fiscal year from April 1, 2013 through March 31, 2014.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the second sentence of Article 120-2, section 1 of the Ordinance on Accounting of Companies, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the second sentence of Article 120-2, section 1 of the Ordinance on Accounting of Companies referred to above present fairly, in all material respects, the financial position and results of operations of Nomura Holdings, Inc. and its consolidated subsidiaries, applicable to the fiscal year ended March 31, 2014.

Conflicts of Interest

We have no interest in Nomura Holdings, Inc. which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2014. Ernst & Young ShinNihon LLC have not audited the English language version of the consolidated financial statements for the above-mentioned year.

Report of the Audit Committee on the Consolidated Financial Statements

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of Nomura Holdings, Inc. (the “Company”) has audited the Company’s consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements) applicable to the 110th fiscal year (from April 1, 2013 to March 31, 2014) and, based on the method, details and result of the audit, we hereby report as follows:

1.	METHOD AND DETAILS OF THE AUDIT

In accordance with the auditing principles and assignment of duties determined by the Audit Committee, each member of the Audit Committee received the report from the Executive Officers, etc. of the Company regarding to the consolidated financial statements of the Company, and asked for the explanations as necessary. In addition, we have monitored and verified whether the Independent Auditor maintained its independent position and implemented appropriate audit, and we received reports from Independent Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. Furthermore, we have been notified by the Independent Auditor that the “Structure for Ensuring Appropriate Operation” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005) and the like, and, when necessary, asked for explanations.

Based on the above methods, we have examined the consolidated financial statements.

2.	RESULT OF THE AUDIT

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Independent Auditor, are appropriate.

3.	SUBSEQUENT EVENTS

As referred in III-4. “Other Significant Matters concerning Stock Acquisition Rights” in the Report for the 110th fiscal year, a resolution to issue Stock Acquisition Rights as stock options to executives and employees, etc. of the Company as well as executives and employees, etc. of subsidiaries of the Company was passed on May 15, 2014.

May 16, 2014	THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Tsuguoki Fujinuma, Chairman of the Audit Committee

Toshinori Kanemoto, Member of the Audit Committee

Hiroyuki Suzuki, Member of the Audit Committee

Note:	Messrs. Tsuguoki Fujinuma and Toshinori Kanemoto are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Balance Sheet (As of March 31, 2014)

(Millions of yen)
ASSETS
Current Assets:	3,296,666
Cash and time deposits	3,079
Certificate deposits	6,000
Money held in trust	3,324
Short-term loans receivable	3,119,462
Accounts receivable	108,994
Deferred tax assets	4,523
Others	51,285
Fixed Assets:	2,893,448
Tangible fixed assets:	37,084
Buildings	14,021
Furniture & fixtures	14,224
Land	8,839
Intangible assets:	117,520
Software	117,520
Others	0
Investments and others:	2,738,845
Investment securities	127,368
Investments in subsidiaries and affiliates (at cost)	1,879,920
Other securities of subsidiaries and affiliates	4,261
Long-term loans receivable from subsidiaries and affiliates	620,891
Long-term guarantee deposits	26,879
Deferred tax assets	34,181
Others	45,376
Allowance for doubtful accounts	(32)

Total assets	6,190,114

LIABILITIES
Current Liabilities:	1,133,679
Short-term borrowings	733,369
Bond due within one year	261,293
Collaterals received	53,009
Accrued income taxes	4
Accrued bonuses	2,236
Others	83,768
Long-term Liabilities:	3,138,160
Bonds payable	1,675,309
Long-term borrowings	1,459,692
Others	3,159

Total liabilities	4,271,838

NET ASSETS
Shareholders’ equity:	1,819,381
Common stock	594,493
Additional paid-in capital:	559,676
Capital reserves	559,676
Retained earnings:	735,179
Retained earnings reserve	81,858
Other retained earnings	653,321
Reserve for specified fixed assets	2
Retained earnings carried forward	653,319
Treasury stock	(69,967)
Valuation and translation adjustments:	54,949
Net unrealized gain on investments	38,071
Deferred gains or loss on hedges	16,878
Stock acquisition rights	43,946

Total net assets	1,918,276

Total liabilities and net assets	6,190,114

Statement of Income (April 1, 2013 – March 31, 2014)

(Millions of yen)
Operating revenue	399,318
Property and equipment fee revenue	107,275
Rent revenue	33,695
Royalty on trademark	24,093
Dividend from subsidiaries and affiliates	179,020
Interest income from loans to subsidiaries and affiliates	44,433
Others	10,803

Operating expenses	214,169
Compensation and benefits	31,103
Occupancy and equipment costs	43,425
Data processing and office supplies	52,483
Depreciation and amortization	37,355
Taxes	1,159
Others	4,131
Interest expenses	44,513

Operating income	185,149

Non-operating income	4,113
Non-operating expenses	4,038

Ordinary income	185,224

Extraordinary income	14,179
Gain on sales of investment securities	4,604
Gain on capital reduction of subsidiaries and affiliates	142
Gain on liquidation of subsidiaries and affiliates	1,293
Gain on sales of subsidiaries and affiliates	7,152
Gain on reversal of subscription rights to shares	988
Extraordinary losses	84,739
Loss on sales of investment securities	44
Loss on devaluation of investment securities	55
Loss on devaluation of investments in subsidiaries and affiliates	79,391
Loss on retirement of fixed assets	5,250

Income before income taxes	114,664

Income taxes - current	(54,136)

Income taxes - deferred	60,942

Net income	107,858

Statement of Changes in Net Assets (April 1, 2013 – March 31, 2014)

(Millions of yen)
Shareholders’ Equity
Common stock
Balance at beginning of the year	594,493

Balance at end of the year	594,493

Additional paid-in capital
Capital reserve
Balance at beginning of the year	559,676
Balance at end of the year	559,676
Other capital reserve
Balance at beginning of the year	5,733
Change in the year
Disposal of treasury stock	(5,733)
Total change in the year	(5,733)
Balance at the end of the year	—
Total capital reserve
Balance at beginning of the year	565,409
Change in the year
Disposal of treasury stock	(5,733)
Total change in the year	(5,733)

Balance at end of the year	559,676

Retained earnings
Retained earnings reserve
Balance at beginning of the year	81,858
Balance at end of the year	81,858
Other retained earnings
Reserve for specified fixed assets
Balance at beginning of the year	4
Change in the year
Reversal of reserve for specified fixed assets	(2)
Total change in the year	(2)
Balance at end of the year	2
Retained earnings carried forward
Balance at beginning of the year	599,879
Change in the year
Cash dividends	(51,947)
Reversal of reserve for specified fixed assets	2
Net income	107,858
Disposal of treasury stock	(2,474)
Total change in the year	53,440
Balance at end of the year	653,319
Total retained earnings
Balance at beginning of the year	681,741
Change in the year
Cash dividends	(51,947)
Net income	107,858
Disposal of treasury stock	(2,474)
Total change in the year	53,438

Balance at end of the year	735,179

(Millions of yen)
Treasury stock
Balance at beginning of the year	(67,595)
Change in the year
Purchases of treasury stock	(32,500)
Disposal of treasury stock	30,128
Total change in the year	(2,372)

Balance at end of the year	(69,967)

Total shareholders’ equity
Balance at beginning of the year	1,774,048
Change in the year
Cash dividends	(51,947)
Net income	107,858
Purchases of treasury stock	(32,500)
Disposal of treasury stock	21,921
Total change in the year	45,333

Balance at end of the year	1,819,381

Valuation and translation adjustments
Net unrealized gain on investments
Balance at beginning of the year	29,209
Change in the year
Other-net	8,862
Total change in the year	8,862
Balance at end of the year	38,071
Deferred gains or loss on hedges
Balance at beginning of the year	27,376
Change in the year
Other-net	(10,498)
Total change in the year	(10,498)
Balance at end of the year	16,878
Total valuation and translation adjustments
Balance at beginning of the year	56,585
Change in the year
Other-net	(1,636)
Total change in the year	(1,636)

Balance at end of the year	54,949

Stock acquisition rights
Balance at beginning of the year	45,090
Change in the year
Other-net	(1,144)
Total change in the year	(1,144)

Balance at end of the year	43,946

Total net assets
Balance at beginning of the year	1,875,723
Change in the year
Cash dividends	(51,947)
Net Income	107,858
Purchases of treasury stock	(32,500)
Disposal of treasury stock	21,921
Other-net	(2,780)
Total change in the year	42,553

Balance at end of the year	1,918,276

Report of Independent Auditors

May 13, 2014

The Board of Directors
Nomura Holdings, Inc.
Ernst & Young ShinNihon LLC

Tadayuki Matsushige Certified Public Accountant Designated and Engagement Partner

Noboru Miura Certified Public Accountant Designated and Engagement Partner

Toyohiro Fukata Certified Public Accountant Designated and Engagement Partner

Hisashi Yuhara Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the 110th fiscal year from April 1, 2013 through March 31, 2014.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Nomura Holdings, Inc. applicable to the fiscal year ended March 31, 2014 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2014. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned year.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the execution by the Directors and Executive Officers of the Company of their duties during the 110th fiscal year (from April 1, 2013 to March 31, 2014) and, based on the result of the audit, hereby reports as follows:

1.	METHOD AND DETAILS OF THE AUDIT

Based on the auditing principles and assignment of duties determined by us, with the cooperation of the Company’s departments in charge of internal control, we have investigated the procedure and details of the decision making at the important committees and meetings, reviewed important authorized documents and other material documents regarding to the business execution, investigated the performance of the duties by the Directors, Executive Officers, Senior Managing Directors and other significant employees, and investigated the conditions of the businesses and assets of the Company.

With respect to the resolution of the Board of Directors regarding the internal control system as stipulated in Article 416, Paragraph 1, Items 1(ii) and 1(v) of the Companies Act and the status of the establishment and maintenance of the system based on such resolution, we received reports at regular intervals from the Directors, Executive Officers, Senior Managing Directors and other significant employees, asked for explanations as necessary and provided our opinion. In relation to internal control over financial reporting required under the Financial Instruments and Exchange Act, we have received the report from the Executive Officers, etc. and Ernst & Young ShinNihon LLC of the Company regarding to the conditions of the assessment and audit of the Company, and asked for explanations as necessary.

With respect to subsidiaries, we have communicated and exchanged information with the subsidiary company’s Directors, Executive Officers, Senior Managing Directors, members of the Audit Committee and statutory auditors, and when necessary, requested the subsidiaries to report on their business.

Furthermore, we have monitored and verified whether the Independent Auditor maintained its independent position and implemented appropriate audit, and we received reports from the Independent Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. In addition, we have been notified from the Independent Auditor that “Structure for Ensuring Appropriate Operation” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005), etc. and when necessary, asked for explanations.

Based on the above methods, we have examined the business report, financial statements (balance sheet, statement of income, statement of changes in net assets and notes to the financial statements) and supplementary schedules for this fiscal year.

2.	RESULT OF THE AUDIT

(1)	Result of the audit

1.	We have found that business report and supplementary schedules fairly present the status of the Company, in conformity with the applicable laws and regulations and the Articles of Incorporation.

2.	In relation to the performance of the duties by the Directors and the Executive Officers, we have found no misconduct or material matter that violates applicable laws and regulations or the Articles of Incorporation.

3.	We have found that the content of the resolution of the Board of Directors regarding the internal control system is adequate. Moreover, we have no remarks to point out on the execution of the duties by the Directors and the Executive Officers regarding status of the establishment and maintenance of the internal control system based on such resolution, including internal control over financial reporting required under the Financial Instruments and Exchange Act.

(2)	Result of Audit of Non-consolidated Financial Statements and Supplementary Schedules

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Independent Auditor, are appropriate.

3.	SUBSEQUENT EVENTS

As referred in III-4. “Other Significant Matters concerning Stock Acquisition Rights” in the Report for the 110th fiscal year, a resolution to issue Stock Acquisition Rights as stock options to executives and employees, etc. of the Company as well as executives and employees, etc. of subsidiaries of the Company was passed on May 15, 2014.

May 16, 2014	THE AUDIT COMMITTEE OF NOMURA HOLDINGS, INC.

Tsuguoki Fujinuma, Chairman of the Audit Committee

Toshinori Kanemoto, Member of the Audit Committee

Hiroyuki Suzuki, Member of the Audit Committee

Note:	Messrs. Tsuguoki Fujinuma and Toshinori Kanemoto are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Shareholder Notes

Fiscal Year	April 1 to March 31

Annual General Meeting of the Shareholders	Held in June

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail. Please note that certain portions of this document applicable to domestic voting procedures may not be applicable to shareholders outside Japan.

Matters available on the website in relation to the Notice of Convocation of the 110th Annual General Meeting of Shareholders

(1)	The following section of the business report: VII. Basic Policy Regarding the Status of Persons with Control over Decisions Concerning the Company’s Financial and Business Policies

(2)	Notes to the consolidated financial statements

(3)	Notes to the financial statements

The above information is made available on Nomura Holdings, Inc. (the “Company”)’s website at http://www.nomuraholdings.com/investor/shm/ pursuant to relevant laws and Article 25 of the Company’s Articles of Incorporation.

Nomura Holdings, Inc.

1.	The following section of the business report: VII. Basic Policy Regarding the Status of Persons with Control over Decisions Concerning the Company’s Financial and Business Policies

VII.	Basic Policy Regarding the Status of Persons with Control over Decisions Concerning the Company’s Financial and Business Policies

With regard to the basic policy to address a shareholder holding a quantity of shares enabling such shareholder to control decisions concerning the Company’s management policy, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of the shareholders. Accordingly, the Company has not adopted any so-called takeover defense strategies, such as a prior issue of new stock acquisition rights (a rights plan), etc., at this time.

In the event of an attempt to take over the Company by a party inappropriate for business value and the common benefit of shareholders, a Corporate Value Enhancement Committee established within the Company will examine and evaluate the takeover proposal, etc., and after consultation with a council composed of the Company’s outside directors, through sufficient deliberations by the Board of Directors, a conclusion will be rendered in regard to the best strategy for shareholders from the perspective of business value and the common benefit of the shareholders.

2.	Notes to the Consolidated Financial Statements

[Significant Basis of Presentation of Consolidated Financial Statements]

1.	Basis of presentation

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to Article 120-2, Paragraph 1 of the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006). However, certain disclosures required under U.S. GAAP are omitted pursuant to the same paragraph.

2.	Scope of consolidation and equity method application

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”). Generally, the ownership of a majority of the voting interest meets the majority of financial control condition, and Nomura, therefore, consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Accounting Standard Codification™ (“ASC”) 810 “Consolidation”, Nomura also consolidates any variable interest entities for which Nomura is a primary beneficiary.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3 percent of a limited partnership and similar entities) are accounted for under the equity method of accounting and are reported in Other Assets—Investments in and advances to affiliated companies. Nomura does not apply the equity method of accounting for the equity investments that Nomura elected the fair value option under ASC 825 “Financial Instruments” and they are carried at fair value and are reported in Trading assets, Private equity investments, or Other. Nomura elected to apply the fair value option for its investment in Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) representing 37.1% share ownership and it is reported within Other assets—Other. Nomura’s investment in Ashikaga Holdings and related gains and losses had historically been primarily reported within Trading assets and private equity investments—Private equity investments and Revenue—Gain on private equity investments, respectively. However, following the public listing on the First Section of the Tokyo Stock Exchange on December 19, 2013, the investment is now reported within Other assets—Other in the consolidated balance sheets, and gains and losses associated with this investment are now reported within Revenue—Other in the consolidated statements of income. These presentation changes are due to Nomura changing its purpose of share ownership in Ashikaga Holdings from gaining capital appreciation through Nomura’s investment banking business to enhancing its corporate value from more comprehensive company-wide perspectives as a result of the public listing.

Also, investment companies within the scope of ASC 946 “Financial Services—Investment Companies,” carry all of their investments at fair value, with changes in fair value recognized through earnings, rather than apply the equity method of accounting or consolidation.

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[Significant Accounting Policies]

3.	Basis and methods of valuation for securities, derivatives and others

(1)	Trading assets and trading liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value. The related gains and losses are recognized currently in income.

(2)	Private equity investments

Private equity investments are carried at fair value. Corresponding changes in the fair value of these investments are recognized currently in income.

(3)	Investments in equity securities

Investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for operating purposes and other than operating purposes. Investments in equity securities for operating purposes and investments in equity securities for other than operating purposes are included in the other assets section of the consolidated balance sheet in Other assets—Investments in equity securities and Other assets—Other, respectively.

Investments in equity securities for operating purposes and for other than operating purposes held by non-trading subsidiaries are recorded at fair value and unrealized gains and losses are recognized currently in income. Changes in fair value of equity securities for other than operating purposes held by the insurance subsidiary are reported within Other comprehensive income on a net-of-tax basis.

(4)	Non trading debt securities

Non-trading debt securities consist of debt securities mainly held by non-trading subsidiaries and the insurance subsidiary. Non-trading debt securities held by the insurance subsidiary are carried at fair value, with changes in fair value reported within Other comprehensive income on a net-of-tax basis and non-trading debt securities held by non-trading subsidiaries are carried at fair value and unrealized gains and losses are recognized currently in income.

4.	Depreciation and amortization

Depreciation for tangible assets is generally computed by the straight-line method over the estimated useful lives of assets according to general class, type of construction and use. Software is generally amortized by the straight-line method over its estimated useful life. Intangible assets with finite lives are amortized by the straight-line method over the estimated useful lives.

5.	Long-lived assets

ASC 360 “Property, Plant, and Equipment” (“ASC 360”) provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

In accordance with ASC 360, long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

6.	Goodwill and intangible assets

In accordance with ASC 350 “Intangibles—Goodwill and Other” (“ASC 350”), goodwill and intangible assets not subject to amortization are reviewed annually, or more frequently in certain circumstances, for impairment.

7.	Basis of allowances

(1)	Allowance for loan losses

Management establishes an allowance for loan losses against these loans not carried at fair value which reflects management’s best estimate of probable losses incurred. The allowance for loan losses comprises a specific component for loans which have been individually evaluated for impairment and a general component for loans which, while not individually evaluated for impairment, have been collectively estimated for impairment based on historical loss experience.

        The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. The allowance is measured on a loan by loan basis by adjusting the carrying value of the impaired loan to either the present value of expected future cash flows discounted as the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date, and the uncertainties inherent in those underlying assumptions. The allowance is measured taking into consideration historical loss experience adjusted for qualitative factors such as current economic conditions.

(2)	Accrued pension and severance costs

In accordance with ASC 715 “Compensation–Retirement Benefits”, the funded status of the defined benefit postretirement plan, which is measured as the difference between the fair value of the plan assets and the benefit obligation, is recognized to prepare for the employees’ retirement and severance benefits.

The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis over the average remaining service period of active participants.

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8.	Hedging activities and derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for purposes other than trading are market risk management for certain non-trading liabilities such as issued debt and foreign exchange risk management for certain foreign subsidiaries.

These derivative contracts are linked to specific assets or liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value or the foreign exchange of the underlying hedged items. Nomura applies fair value and net investment hedge accounting to these hedging transactions. The relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as Interest expense or reported within Change in cumulative translation adjustments.

Further, derivatives are also utilized for non-trading purposes to manage equity price risk arising from certain stock-based compensation awards granted to employees and others.

9.	Foreign currency translation

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive income (loss).

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to income.

10.	The Company and its wholly-owned domestic subsidiaries adopt the consolidated tax return system.

11.	Accounting changes

Testing indefinite-lived intangible assets for impairment

In July 2012, the Financial Accounting Standards Board (“FASB”) issued amendments to ASC 350 through issuance of Accounting Standard Update (“ASU”) 2012-02 “Testing Indefinite-lived intangible assets for impairment” (“ASU 2012-02”). These amendments simplify indefinite-lived intangible assets impairment testing by permitting an entity to initially assess qualitatively whether it is necessary to perform the current quantitative impairment test required by ASC 350. If an entity determines that it is not more-likely-than-not (i.e. greater than 50%) that an indefinite-lived intangible asset fair value is less than its carrying amount, the quantitative test is not required.

ASU 2012-02 is effective prospectively for impairment tests performed in fiscal years beginning after September 15, 2012 with early adoption permitted.

Nomura adopted ASU 2012-02 from April 1, 2013. Because the amendments only simplify when a quantitative test is required rather than change the quantitative test itself, these amendments did not have a material impact on these consolidated financial statements.

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[Notes to the Consolidated Balance Sheet]

12.	Assets pledged

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, reported mainly within Trading assets and Private equity investments.	9,266,192 million yen

Nomura owned securities and loans receivable, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or re-pledge them.	2,669,861 million yen

Nomura owned securities and loans receivable, which have been pledged to collateralize borrowing transactions, and pledged for other purposes. (1) (2)	1,668,730 million yen

(1)	The asset balances, which have been pledged as collateral for secured loans from special purpose entities and for transfer dealings in which the control over the asset isn’t relinquished, are included.
(2)	In addition, Nomura re-pledged 112,330 million yen of securities received as collateral and securities borrowed.

13.	Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC860 “Transfers and Servicing” (“ASC 860”). This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheet, with the change in fair value reported within Revenue-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the financial assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the year ended March 31, 2014, Nomura received cash proceeds from SPEs in new securitizations of ¥365.4 billion and recognized no associated profit on sale. For the year ended March 31, 2014, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,423.4 billion and cash inflows from third parties on the sale of those debt securities of ¥829.9 billion. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥5,035.4 billion as of March 31, 2014. Nomura’s retained interests were ¥214.8 billion as of March 31, 2014. For the year ended March 31, 2014, Nomura received cash flows of ¥39.8 billion from the SPEs on the retained interests held in the SPEs. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥4.1 billion as of March 31, 2014. Nomura does not provide financial support to SPEs beyond its contractual obligations.

14.	Contingencies

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

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The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For those significant actions and proceedings described below where the counterparty has alleged a specific amount of damages, the Company currently estimates that the reasonably possible loss for the matter would not exceed the amount specified in each case. For each of these matters, the specific amount alleged (which is the Company’s current estimate of the maximum reasonably possible loss) is indicated in the description of the matter below.

For certain other significant actions and proceedings , the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues vigorously to challenge the Pescara Tax Court’s decisions in favor of the local tax authorities. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the U.S. Bankruptcy Court, where it is presently pending. The second suit was brought by the Trustee for the liquidation of BLMIS (the “Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the U.S. Bankruptcy Court. Both actions seek to recover approximately $35 million. The $35 million amount is Nomura’s current estimate of the maximum reasonably possible loss from this matter.

In March 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against an SPC established at the request of NIP (the main operating subsidiary of Nomura in the U.K.). The SPC is included as part of NIP’s consolidated accounts. These are proceedings to challenge the SPC’s rights over approximately $156 million in an account held in Switzerland. The SPC has a security interest over the money pursuant to a loan facility with Telltop Holdings Limited, a third party company. Telltop Holdings Limited is currently in liquidation. The SPC does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“MBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc. (“NCCI”), Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. (“NHA”). The action alleges that FHLB-Boston purchased residential MBS issued by NAAC for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by NAAC but does not specify the amount of its purchases or the amount of any alleged losses. Due to the lack of information at this early stage of the litigation and the uncertainties involved, including lack of information concerning the alleged purchases by the plaintiff, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

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In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“WesCorp”) against various issuers, sponsors and underwriters of residential MBS purchased by WesCorp. The complaint alleges that WesCorp purchased residential MBS issued by NAAC and Nomura Home Equity Loan Inc. (“NHEL”), among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that WesCorp purchased certificates in two offerings in the original principal amount of approximately $83 million and seeks rescission of its purchases or compensatory damages. The court has dismissed NCUA’s claims against NHEL and NCUA has filed a notice of appeal to the Ninth Circuit and briefing is in progress. Following the filing of an amended complaint by NCUA, NAAC has filed a motion to dismiss. The Court has issued a tentative ruling denying the motion which has not yet been made final. Due to the legal uncertainties involved, as well as the lack of any discovery concerning the facts, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of residential MBS, and their controlling persons, including NAAC, NHEL, NCCI, NSI and NHA, (the Company’s U.S. subsidiaries). The action alleges that the GSEs purchased residential MBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and seeks rescission of its purchases or compensatory damages. The court has denied the motion to dismiss filed by the Company’s U.S. subsidiaries and the parties are involved in the discovery process. Given the lack of any expert discovery at this stage of the litigation and certain legal uncertainties, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various issuers, sponsors and underwriters of residential MBS purchased by U.S. Central, including NHEL. The complaint alleges that U.S. Central purchased residential MBS issued by NHEL, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that U.S. Central purchased a certificate in one offering in the original principal amount of approximately $50 million and seeks rescission of its purchase or compensatory damages. The court denied, in part, motions to dismiss filed by the defendants, and the Tenth Circuit Court of Appeals affirmed the trial court’s holding. Due to the legal uncertainties involved, as well as the lack of factual information at this early stage of the litigation, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In November 2011, NIP was served with a claim filed by the Madoff Trustee appointed for the liquidation of BLMIS in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In August 2012, The Prudential Insurance Company of America and certain of its affiliates filed several complaints in the Superior Court of New Jersey against various issuers, sponsors and underwriters of residential MBS, including an action against NHEL, NCCI and NSI. The action against these Nomura subsidiaries has been removed to federal court. The complaint alleges that the plaintiffs purchased over $183 million in residential mortgage-backed securities from five different offerings. The plaintiffs allege that the offering materials contained fraudulent misrepresentations regarding the underwriting practices and quality of the loans underlying the securities. The plaintiffs allege causes of action for fraud, aiding and abetting fraud, negligent misrepresentation, and New Jersey Civil RICO, and seeks to recover, among other things, compensatory and treble damages. NHEL, NCCI and NSI have filed a motion to dismiss the action which is pending before the court. Due to the lack of factual information at this early stage of the litigation and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

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In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against two former directors of MPS and NIP. MPS alleges that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (the “Transactions”) and alleges that NIP is jointly liable for the unlawful conduct of MPS’s former directors. MPS is claiming damages of not less than EUR700 million. In July 2013 a claim was also issued against the same former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim is founded. The level of damages sought by FMPS is not specified. An investigation has also been commenced by the Public Prosecutor’s office in Siena, Italy into various allegations against MPS and certain of its former directors, including in relation to the Transactions. Starting on April 15, 2013, the Public Prosecutor in Siena issued seizure orders in relation to the Transactions seeking to seize the Transactions and approximately EUR 1.9 billion of assets said to be held or receivable in various NIP and Nomura Bank International plc (“NBI”) accounts in, or managed through, Italy and alleging that the Transactions involved offenses under Italian law. To date, these seizure orders have not been validated by the Italian Courts. The Public Prosecutor lodged an appeal against the Italian Courts’ decisions, which was heard at the Supreme Court in Rome on March 25, 2014. The Supreme Court determined that the appeal should be denied in part, but that the case should be sent back to the lower court for further consideration in relation to one element of the case. Additionally, NIP commenced a claim against MPS in the English Courts in March 2013. The claim is for declaratory relief confirming that the Transactions remain valid and contractually binding. MPS filed and served its Defence and Counterclaim to these proceedings in March 2014. MPS alleges in its Counterclaim that NIP is liable to make restitution of a net amount of approximately EUR 1.5 billion, and seeks declarations regarding the illegality and invalidity of the Transactions. NIP continues to vigorously defend its position in each of the aforementioned proceedings. It is not possible for the Company to estimate the amount of reasonably possible loss in these proceedings. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the amount of any potential liability can be reasonably estimated for these claims. The Company cannot predict if, how, or when the claims will be resolved or what any eventual settlement, fine, penalty or other relief may be, particularly since the claims are at an early stage in their development and the claimants are seeking substantial damages.

Nomura Securities Co., Ltd. (“NSC”) is the leading securities firm in Japan with approximately 5.14 million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. These include an action commenced against NSC in April 2012 by a corporate client seeking ¥5,102 million in damages for losses on the pre-maturity cash out of 16 series of currency-linked structured notes purchased from NSC between 2003 and 2008, and an action commenced against NSC in April 2013 by a corporate client seeking ¥10,247 million in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011. Although the allegations of the clients involved in such actions include the allegation that NSC’s explanation was insufficient at the time the contracts were entered into, NSC believes these allegations are without merit. The specified amounts alleged are the Company’s current estimate of the maximum reasonably possible loss from these matters.

The Company supports the position of its subsidiaries in each of these claims.

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized mortgage loans in the form of MBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (the “originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the MBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The Company’s policy called for review of each claim received, and its subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans for those claims that the subsidiaries have determined to have merit. In several instances, following the rejection of repurchase demands, investors have instituted actions through the trustee alleging breach of contract. These breach of contract claims are at early stages and involve substantial legal uncertainty.

As at May 6, 2014, the total original principal amount of loans that are the subject of repurchase claims against the relevant subsidiaries is $3,203 million, including claims that are the subject of pending breach of contract actions. It should be noted, however, that the above amount does not include loans with a total original principal balance of $1,816 million that are the subject of repurchase claims rejected by the relevant subsidiaries as time-barred based on current law including a decision by the intermediate appellate court of New York State that claims alleging breach of representation must be brought within six years of the time the representation was made. Due to the many legal and factual uncertainties involved, the Company cannot provide an estimate of reasonably possible loss for repurchase claims that relevant subsidiaries have decided to reject.

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15.	Guarantees

In accordance with ASC 460 “Guarantees” (“ASC 460”), Nomura recognizes obligations under certain issued guarantees and records the fair value of these guarantee obligations on the consolidated balance sheet.

The information about maximum potential payout or notional total of derivative contracts, standby letters of credit and other guarantees that could meet the definition of a guarantee is as below.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited. Nomura records all derivative contracts at fair value. Nomura believes the notional amounts generally overstate its risk exposure.

Derivative contracts (1) (2)	195,466,506 million yen

Standby letters of credit and other guarantees (3)	11,509 million yen

(1)	The carrying value of derivative contracts is 5,155,198 million yen (liability).
(2)	The notional amount and the carrying value of the written credit derivatives not included in derivative contracts are 32,401,978 million yen and 145,383 million yen (asset), respectively.
(3)	The carrying value of standby letters of credit and other guarantees is 276 million yen (liability).

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[Notes to Financial Instruments]

16.	Financial Instruments

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheet within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Information on financial instruments and risk

Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates. To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions.

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government, the U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. The following table presents geographic allocations of Nomura’s positions related to government, agency and municipal securities. The Company’s exposure to the over-the-counter derivatives is mainly with the financial institutions in the amount of 938.4 billion yen which represents the net amount after the counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2014
	Japan	U.S.	EU	Other	Total (1)
Government, agency and municipalities securities	2,779.0	1,665.9	3,967.8	385.0	8,797.7

(1)	Other than above, there were 803.8 billion yen of government, agency and municipal securities in Other asset—Non-trading debt securities as of March 31, 2014. The vast majority of these securities are Japanese government, agency and municipal securities.

9

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices for identical financial instruments in active markets accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The following table presents information about Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2014 within the fair value hierarchy.

	(Billions of yen)
	March 31, 2014
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2014
Assets:
Trading assets and private equity investments
Cash Instruments	9,514.9	6,593.5	301.2	—	16,409.6
Derivatives	765.2	25,061.1	242.7	(23,764.3)	2,304.7
Loans and receivables (2)	—	280.2	26.0	—	306.2
Collateralized agreements (3)	—	1,087.1	—	—	1,087.1
Other assets	763.8	708.5	59.2	—	1,531.5

Total	11,043.9	33,730.4	629.1	(23,764.3)	21,639.1

Liabilities:
Trading Liabilities
Cash Instruments	7,727.2	1,229.2	0.5	—	8,956.9
Derivatives	841.2	25,018.1	261.6	(24,030.5)	2,090.4
Short-term borrowings (4)	—	46.3	3.0	—	49.3
Payables and deposits (5)	—	0.0	0.1	—	0.1
Collateralized financing (3)	—	530.4	—	—	530.4
Long-term borrowings (4)(6)(7)	134.0	1,439.2	393.5	—	1,966.7
Other liabilities (8)	151.9	86.0	—	—	237.9

Total	8,854.3	28,349.2	658.7	(24,030.5)	13,831.7

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

(2)	Includes loans for which the fair value option is elected.

(3)	Includes collateralized agreements or collateralized financing for which the fair value option is elected.

(4)	Includes structured notes for which the fair value option is elected.

(5)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.

(6)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.

(7)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

(8)	Includes loan commitments for which the fair value option is elected.

10

Estimated Fair Value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets.

In our financial instruments, the instruments which have a material difference between the carrying value and the estimated fair value are long-term borrowings. For long-term borrowings, certain financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows. As of March 31, 2014, the carrying values of long-term borrowings were 8,227.1 billion yen and the fair values or estimated fair values of long-term borrowings were 8,202.5 billion yen.

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2014 consist of the following:

Year ending March 31	Billions of yen
2015	1,435.8
2016	1,123.8
2017	894.5
2018	847.6
2019	1,015.3
2020 and thereafter	2,728.6

Sub-Total	8,045.5

Trading balances of secured borrowings	181.6

Total	8,227.1

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as financings secured by the financial assets without recourse to Nomura rather than sales under ASC 860. These borrowings are not borrowed for the purpose of Nomura’s funding but are related to Nomura’s trading activities to gain profits from the distribution of financial products secured by the financial assets.

[Notes to Per-Share Data]

17.	Per-Share Data

Total NHI shareholders’ equity per share	676.15 yen

Basic net income attributable to NHI shareholders per share	57.57 yen

Subsequent Events

On April 30, 2014 the Board of Directors of the Company approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

1. Reason to buyback treasury stocks

To use the acquired treasury stock to issue shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy.

2. Contents of Buyback

(1) Type of stock to be purchased	Common Stock
(2) Total number of stocks to be purchased	Upper limit of 100,000,000 shares (2.6% of outstanding shares)
Of this, approximately 44 million shares are expected to be used for stock options.
(3) Total amount of stocks	Maximum of 70,000 million yen
(4) Term	May 19, 2014 to July 25, 2014
(5) Method	Purchase on the stock exchange via a trust bank

11

[Other	Notes]

18.	Other additional information

Changes in Tax Laws

On March 31, 2014, the “Act (Act No. 10 of 2014) to partially revise the Income Tax Act and others” was promulgated. Under this Act, effective from the fiscal year beginning on or after April 1, 2014, the Special Reconstruction Corporate Tax was abolished. As a result and for the expected reversal of temporary differences, the domestic effective statutory tax rates to calculate the deferred tax assets and liabilities commencing from April 1, 2014 fiscal year will be changed from 38% to 36%.

As a result of this change in the tax rates, the net deferred tax assets (net of deferred tax liabilities) decreased by 1.7 billion yen while income taxes-deferred increased by the same amount.

Issuance of Stock Options

In April 2014, the Company announced the issuance of stock acquisition rights to directors, executive officers and employees, etc. of the Company and its subsidiaries. The number of stock acquisition rights is estimated to be approximately 490 thousand units (49 million shares equivalent). The exercise price of the stock acquisition rights will be one (1) yen per share. The stock acquisition rights will be issued as deferred compensation to grantees and are restricted from being exercised for approximately one year up to three years from the issuance resolution date. The exercise period will be five years from the beginning day of exercise period.

Nomura also offers a compensation plan linked to the Company’s stock price, a world index and the Company’s performances. The employees (directors, executive officers and certain employees) covered by this plan must provide service as employees of the Company for a specified service period in order to receive payments under the plan and also are subject to forfeitures due to termination of employment under certain conditions. The Company plans to make compensation payments in the future based on the Company’s stock price, a world index and the Company’s performances for its and subsidiaries’ directors and certain employees. The Company will remunerate either in cash or an equivalent amount of assets with a value linked to the average stock price for a certain period immediately preceding the applicable future payment date.

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3. Notes to the Financial Statements

The amounts shown therein are rounded to the nearest million.

[Significant Accounting Policies]

1.	Basis and methods of valuation for financial instruments

(1)	Other securities

a.	Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Net assets” on the balance sheet.

b.	Securities without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2.	Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

3.	Depreciation and amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired on or after April 1, 1998, which are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

4.	Deferred Assets

(1)	Bond issuance costs

Bond issuance costs are expensed upon incurred.

5.	Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

6.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, Nomura Holdings, Inc. (the “Company”) recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2)	Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

7.	Hedging activities

(1)	Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized.

(2)	Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds, borrowings and other instruments that the Company issued. The Company utilizes currency forward contracts and bonds to hedge foreign currency risk on investments in subsidiaries.

(3)	Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity. Foreign currency investment in subsidiaries is hedged by currency forward contracts and long term foreign currency liabilities including long term bonds issued.

(4)	Valuating the validity of hedging instruments

Regarding to the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge.

8.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

9.	The Company applies the consolidated tax return system.

13

[Notes to the Balance Sheet]

1. Balances of receivables and payables with subsidiaries and affiliates

Short-termreceivables	3,262,522 million yen
Short-termpayables	372,613 million yen
Long-termreceivables	647,193 million yen
Long-termpayables	17,040 million yen

2. Accumulated depreciation on tangible fixed assets	71,884 million yen

3. Securities deposited

         The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of 20,842 million yen based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

4. Bonds include 323,200 million yen of subordinated bonds.

5. Balance of guaranteed obligations (1)
Guarantee of principal and coupons on JPY34,200 million bonds issued by Nomura Securities Co., Ltd.	34,200 million yen

         Guarantee of principal on CHF167,000 thousand, US$93,000 thousand and EUR296,500 thousand in commercial paper issued by Nomura International plc and US$2,982 thousand in stock lending transactions, JPY2,443 million in future transactions, US$205,527 thousand in repurchase transactions, US$2,179,936 thousand in derivative transactions etc. and US$2,241,000 thousand in borrowings, repurchase transactions by the same company.

549,618 million yen (2)

         Guarantee of US$1,497,457 thousand, EUR1,878,177 thousand, AU$2,077,875 thousand, CA$49,500 thousand, GBP497,569 thousand, ZAR255,000 thousand, NZ$292,500 thousand, BRL821,800 thousand, MEX$310,000 thousand, TRY144,500 thousand, KRW500,000 thousand, IDR70,000,000 thousand, RUB20,000 thousand, CNY2,000 thousand and JPY1,412,097 million in principal and coupons on medium term notes issued by Nomura Europe Finance N.V.

2,194,921 million yen (2)

         Guarantee of US$809,996 thousand, EUR749,010 thousand, AU$11,000 thousand and JPY24,447 million in principal and coupons on medium term notes issued by Nomura Bank International plc and EUR135,000 thousand in borrowings by the same company.

233,920 million yen

Guarantee of US$143,796 thousand in derivative transactions etc. by Nomura Global Financial Products, Inc.	14,794 million yen (2)

Guarantee of US$43,306 thousand in principal and coupons on medium term notes issued by Nomura America Finance LLC.	4,455 million yen

Guarantee of US$38,025 thousand in derivative transactions etc. by Nomura Financial Investment (Korea) Co., Ltd.	3,912 million yen

Guarantee of US$19,593 thousand in derivative transactions by Nomura Investments Singapore Limited.	2,016 million yen

Guarantee of US$20,000 thousand in principal and coupons on medium term notes issued by Nomura International Funding Pte. Ltd.	2,058 million yen

Guarantee of US$10,938 thousand in derivative transactions etc. by Nomura Fixed Income Securities Private Limited.	1,125 million yen

Guarantee of AU$3,407 thousand in expense by Chi-X Australia Pty Ltd.	323 million yen

Guarantee of US$1,550 thousand in repurchase transactions etc. by Nomura Securities International Inc.	159 million yen

Guarantee of US$554 thousand in derivative transactions by Nomura International (Hong Kong) Limited.	57 million yen

Guarantee of US$233 thousand in settlement of security transactions by Instinet Singapore Services Private Limited.	24 million yen

Guarantee of US$41 thousand in derivative transactions by Nomura Singapore Limited.	4 million yen

(1)	In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.

(2)	Includes co-guarantee with Nomura Securities Co., Ltd.

14

[Notes to the Statement of Income]

1.	Transactions with subsidiaries and affiliates

Operating revenue	398,944 million yen
Operating expenses	79,714 million yen
Non-operating transactions	32,128 million yen

2.	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, from leasing furniture, fixtures and software.

3.	“Rent revenue” consists of revenue mainly from NSC from renting office accommodations.

4.	“Royalty on trademark” consists of revenue from NSC from the use of the Company’s trademark.

5.	“Others” includes revenue from the operation service and securities lending fees mainly from NSC.

[Notes to the Statement of Changes in Net Assets]

1. Shares outstanding
Type of shares	Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)	3,822,562,601	—	—	3,822,562,601
2. Treasury stock
Type of shares	Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)	108,435,696	40,038,931	44,690,369	103,784,258

(Summary of reasons for change)

The reasons for increase were as follows:

Increase related to buying in the stock market	40,000,000 shares
Increase related to requests to purchase shares less than full trading units	38,931 shares

The reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	44,689,800 shares
Reduction related to buying to complete full trading units	569 shares

15

3.	Stock acquisition rights

Name of Stock Acquisition Rights	Date of allocation of stock acquisition rights	Type of shares	Number of shares
Stock Acquisition Rights No.13	April 25, 2007	Common stock	104,400
Stock Acquisition Rights No.14	June 21, 2007	Common stock	150,300
Stock Acquisition Rights No.15	August 1, 2007	Common stock	113,000
Stock Acquisition Rights No.16	August 1, 2007	Common stock	1,799,000
Stock Acquisition Rights No.17	August 1, 2007	Common stock	173,200
Stock Acquisition Rights No.18	October 19, 2007	Common stock	8,500
Stock Acquisition Rights No.19	April 23, 2008	Common stock	384,900
Stock Acquisition Rights No.20	June 23, 2008	Common stock	31,300
Stock Acquisition Rights No.21	June 23, 2008	Common stock	164,800
Stock Acquisition Rights No.22	August 5, 2008	Common stock	110,000
Stock Acquisition Rights No.23	August 5, 2008	Common stock	1,874,000
Stock Acquisition Rights No.24	August 5, 2008	Common stock	3,000
Stock Acquisition Rights No.27	November 10, 2008	Common stock	5,200
Stock Acquisition Rights No.28	April 30, 2009	Common stock	306,400
Stock Acquisition Rights No.29	June 16, 2009	Common stock	101,300
Stock Acquisition Rights No.30	June 16, 2009	Common stock	325,400
Stock Acquisition Rights No.31	August 5, 2009	Common stock	156,000
Stock Acquisition Rights No.32	August 5, 2009	Common stock	2,205,500
Stock Acquisition Rights No.34	May 18, 2010	Common stock	1,159,000
Stock Acquisition Rights No.35	May 18, 2010	Common stock	1,028,500
Stock Acquisition Rights No.36	May 18, 2010	Common stock	48,500
Stock Acquisition Rights No.37	July 28, 2010	Common stock	2,645,000
Stock Acquisition Rights No.38	July 28, 2010	Common stock	993,700
Stock Acquisition Rights No.39	November 16, 2010	Common stock	2,070,300
Stock Acquisition Rights No.40	June 7, 2011	Common stock	1,760,700
Stock Acquisition Rights No.41	June 7, 2011	Common stock	4,057,200
Stock Acquisition Rights No.43	November 16, 2011	Common stock	2,086,800
Stock Acquisition Rights No.44	June 5, 2012	Common stock	2,102,100

Excludes items for which the first day of the exercise period has not arrived.

4.	Dividends

(1)	Dividends paid

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 26, 2013	Common stock	22,285	6.00	March 31,2013	June 3, 2013
Board of Directors October 29, 2013	Common stock	29,662	8.00	September 30,2013	December 2, 2013

(2)	Items for which the record date of dividends belonging to the current period will be effective in the next period

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 30, 2014	Common stock	33,469	9.00	March 31,2014	June 2, 2014

16

[Notes to Accounting for Tax Effects]

Breakdown of deferred tax assets and liabilities
Deferred tax assets
Loss on devaluation of securities	237,250 million yen
Loss carry-forward on corporate tax	22,632 million yen
Loss carry-forward on local tax	56,806 million yen
Deferred gain and loss on hedges	4,647 million yen
Loss on devaluation of fixed assets	3,674 million yen
Stock option	4,342 million yen
Others	2,813 million yen

Subtotal of deferred tax assets	332,163 million yen
Valuation allowance	(261,290) million yen

Total of deferred tax assets	70,872 million yen
Deferred tax liabilities
Net unrealized gain on investments	(17,448) million yen
Deferred gain and loss on hedges	(14,140) million yen
Others	(581) million yen

Total of deferred tax liabilities	(32,169) million yen

Net deferred tax assets	38,704 million yen

[Changes in Tax Laws]

On March 31, 2014, the “Act (Act No. 10 of 2014) to partially revise the Income Tax Act and others” was promulgated. Under this Act, effective from the fiscal year beginning on or after April 1, 2014, the Special Reconstruction Corporate Tax was abolished.

As a result and for the expected reversal of temporary differences, the domestic effective statutory tax rates to calculate the deferred tax assets and liabilities commencing from April 1, 2014 fiscal year will be changed from 38% to 36%.

As a result of this change in the tax rates, the net deferred tax assets (net of deferred tax liabilities) decreased by 2,038 million yen while income taxes-deferred increased by 2,108 million yen and deferred gain and loss on hedges by 70 million yen.

[Notes to Fixed Assets Used in Leasing]

In addition to the fixed assets recorded on the balance sheet, certain automobiles and information devices etc. are used under finance lease contracts wherein ownership is not transferred.

17

[Notes to Related Party Transactions]

Subsidiaries and affiliates

Affiliation	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2014 (millions of yen)	Notes
Subsidiary	Nomura Securities Co., Ltd.	(Owned) directly 100%	Provision of equipments Loans receivable Concurrent officers	Data processing system usage fees received	99,538	Accrued income	15,803	(1)
				Loans receivable	1,589,400	Short-term loans	1,277,400	(2)
				Interest received	9,734	Accrued income	391	(3)
				Establishment of a commitment line with subordinated terms	700,000	Long-term loans receivable from subsidiaries and affiliates	150,000	(4)
				Loans receivable	150,000
						—	—
				Commitment line establishment fees received	879
Subsidiary	Nomura International plc	(Owned) indirectly 100%	Loans receivable Guarantee obligation Concurrent officers	Loans receivable	509,832	Short-term loans	97,736	(2)
				Interest received	1,402	Accrued income	49
				Guarantee obligation	549,618	—	—	(6)
				Guarantee fee received	512	Accrued income	289
Subsidiary	Nomura Holding America Inc.	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable	1,409,932	Short-term loans	1,298,758	(2)
				Interest received	13,309	Accrued income	1,221
Subsidiary	Nomura Capital Investment Co., Ltd.	(Owned) directly 100%	Loans receivable	Loans receivable	64,050	—	—	(2)
				Interest received	268	—	—
Subsidiary	Nomura Bank International plc	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	233,920	—	—	(7)
				Guarantee fee received	95	Accrued income	93
Subsidiary	Nomura Financial Holding America, LLC	(Owned) directly 100%	Loans receivable	Loans receivable	157,564	Short-term loans	156,923	(2)
				Interest received	1,230	Accrued income	254
Subsidiary	NHI Acquisition Holding Inc.	(Owned) directly 100%	Loans receivable	Loans receivable	130,608	Short-term loans	127,927	(2)
				Interest received	1,404	Accrued income	216
Subsidiary	Nomura Facilities Co., Ltd.	(Owned) directly 100%	Usage and maintenance of equipments Loans receivable	Loans receivable	80,300	Long-term loans receivable from subsidiaries and affiliates	79,000	(2)
				Interest received	1,647	Accrued income	4

18

Affiliation	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2014 (millions of yen)	Notes
Subsidiary	Nomura Financial Partners Co., Ltd.	(Owned) directly 100%	Loans receivable	Loans receivable Interest received	1,500 1,469	Short-term loans Long-term loans receivable from subsidiaries and affiliates	39,200 20,000	(2)
						Accrued income	240
Subsidiary	Nomura Europe Finance N.V.	(Owned) directly 100%	Borrowings Guarantee	Borrowings	1,387,553	Short-term borrowings	243,325	(8)
			obligation	Interest paid	1,895	Accrued expense	62
				Guarantee obligation	2,194,921	—	—	(9)
				Guarantee fee received	755	Accrued income	750
Subsidiary	Nomura Europe Holdings plc	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable	—	Long-term loans receivable from subsidiaries and affiliate	167,180	(2)
				Interest received	5,195	Accrued income	687
Subsidiary	Nomura Financial Products & Services, Inc.	(Owned) directly 100%	Capital increase underwritten	Capital increase underwritten	150,000	—	—	(10)
			Loans receivable	Loans receivable	258,000	Short-term loans	83,000	(2)
			Concurrent officers	Interest received	2,282	Accrued income	456	(3)
				Establishment of a commitment line with subordinated terms	190,000	Long-term loans receivable from subsidiaries and affiliates	194,711	(5)
				Loans receivable	172,096
				Commitment line establishment fees received	165	Accrued income	144
Subsidiary	Nomura Capital Markets, Ltd.	(Owned) directly 100%	Loans receivable	Loans receivable	1,164,636	Short-term loans	30,864	(2)
			Concurrent officers	Interest received	6,072	Accrued income	78

19

Affiliation	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2014 (millions of yen)	Notes
Affiliate	Nomura Research Institute, Ltd.	(Owned) directly 6.6% indirectly 31.4%	Purchases of system solution and consulting knowledge services	Data processing system usage fees paid Software purchase	33,921 24,062	Accrued expense Accounts payable	3,972 781	(11)

Terms of transactions, policies determining terms of transactions, etc.

(1)	Usage fees related to data processing systems are determined rationally based on the original cost to the Company.

(2)	Interest rates on loans receivable are determined rationally in consideration of market interest rates. No collateral is obtained.

(3)	Transaction amounts and balance as of March 31, 2014 do not include the transaction amounts for establishment-of commitment-line-with subordinated terms.

(4)	The transaction amounts for the establishment of a commitment line with subordinated terms is the value of the financing limit, and there were 150,000 million yen relating to finance execution as of the balance sheet date.

(5)	The transaction amounts for the establishment of a commitment line with subordinated terms is the value of the financing limit, and there were 194,711 million yen (The amount based on the transaction dates’ exchange rates is 189,672 million yen) relating to finance execution as of the balance sheet date.

(6)	The guarantee obligation with respect to Nomura International plc represents the Company’s guarantee of obligations related to CP issued and derivative transactions, etc. by that company. The guaranteed rate of CP etc. is 0.04% and the guaranteed rates of derivative transaction etc. are 0.125% (stand alone guarantee) and 0.0625% (joint guarantee with Nomura Securities Co., Ltd.) per annum of the guarantee amount, respectively.

(7)	The guarantee obligation with respect to Nomura Bank International plc represents the Company’s guarantee of obligations related to principal and coupons on medium term notes and loans issued by that company. The guaranteed rate is 0.04% per annum of the guarantee amount.

(8)	Interest rates on borrowing are determined rationally in consideration of market interest rates. No collateral is furnished.

(9)	The guarantee obligation with respect to Nomura Europe Finance N.V. represents the Company’s guarantee of obligations related to principal and coupons on medium term notes issued by that company. The guaranteed rates are 0.04% (stand alone guarantee) and 0.02% (joint guarantee with Nomura Securities Co., Ltd.) per annum of the guarantee amount.

(10)	The capital increase with respect to Nomura Financial Products & Services, Inc. represents underwriting of 150,000 million yen.

(11)	Usage fees related to data processing systems and software are determined for each transaction in consideration of operating maintenance costs, original costs related to system development and net book value in case of selling, etc.

(12)	Transaction amounts do not include consumption taxes etc., and balance as of March 31, 2014 includes consumption taxes etc.

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[Notes to Per Share Data]

Net assets per share	504.02 yen
Net income per share	29.06 yen

[Notes to Material Subsequent Event]

(Capital increase of Subsidiary)

On March 28, 2014 the Company subscribed 18,000 million yen of rights issuance of Nomura Financial Products & Services, Inc., a fully owned subsidiary of the Company. The payment was completed on April 1, 2014. The Company will subscribe 50,000 million yen of rights issuance additionally and the payment will be completed on May 15, 2014.

(Treasury Stock Buyback)

On April 30, 2014 the Board of Directors of the Company approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

1. Reason to buyback treasury stocks

To use the acquired treasury stock to issue shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy.

2. Contents of Buyback

(1) Type of stock to be purchased	Common Stock
(2) Total number of stocks to be purchased	Upper limit of 100,000,000 shares (2.6% of outstanding shares) Above includes approximately 44 million shares to be appropriated to stock options
(3) Total amount of stocks	Maximum of 70,000 million yen
(4) Term	May 19, 2014 to July 25, 2014
(5) Method	Purchase on the stock exchange via a trust bank

(Issuance of Stock Options)

In April 2014, the Company announced the issuance of stock acquisition rights to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of stock acquisition rights is estimated to be approximately 490 thousand units (49 million shares equivalent). The exercise price of the stock acquisition rights will be one (1) yen per share. The stock acquisition rights will be issued as deferred compensation to grantees and are restricted from being exercised for approximately one year up to three years from the issuance resolution date. The exercise period will be five years from the beginning day of exercise period.

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